Exhibit 99.1

Intercorp Financial Services Inc.

Fourth Quarter 2019 Earnings

Lima, Peru, February 13, 2020. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the fourth quarter 2019. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Strong earnings growth QoQ and YoY, with adjusted ROAE(1) at 18.6%

•	FY19 adjusted net profit(1) grew 19.7% YoY
•	10.6% increase in total revenues(1); adjusted efficiency ratio(1) improved 60 bps YoY, to 34.0%
•	Continued positive evolution of digital indicators

Interbank: Strong growth and profitability in 4Q19 and FY19

•	FY19 adjusted net profit(1) grew 21.2% YoY, with adjusted ROAE(1) at 21.3%
•	11.2% YoY loan growth(2), with a 17.5% increase in retail loans, outpacing the system
•	Retail deposits grew 11.5% YoY, resulting in 50 bps market share growth
•	FY19 cost of risk remained stable at 2.2%, while FY19 adjusted cost of risk(3) increased 10 bps YoY, to 2.6%
•	CET1 improved 100 bps YoY, to 11.6%

Interseguro: Profitability continued to improve with FY19 ROAE at 14.2% and 4Q19 at 14.7%

•	FY19 adjusted net profit(4) grew 56.5% YoY
•	6.9% YoY growth in gross premiums plus collections(5)
•	ROIP(6) increased 30 bps to 6.1% in 2019
•	10.7% YoY growth in the investment portfolio

Inteligo: Solid year in earnings with ROAE at 25.3%(7)

•	FY19 adjusted net profit(7) up 4.1% YoY
•	4.3% YoY AUM growth in 2019, or 6.1% excluding FX effect
•	Strong growth in fees for the second consecutive quarter coupled with improved market conditions by year-end

(1)

At our banking segment, excluding (i) the gain on sale of Interfondos from Interbank to Inteligo for S/ 52.6 million, or S/ 32.4 million after taxes, in 1Q19, and (ii) the one-off impact of a Liability Management transaction for S/ 42.5 million, or S/ 29.0 million after taxes, in 4Q19. At IFS, excluding the one-off impact of a Liability Management transaction in our banking segment for S/ 42.5 million, or S/ 29.0 million after taxes, in 4Q19

(2)	Excluding loan repo transactions for S/ 510.0 million recorded in 4Q19
(3)

Excluding (i) reversion of construction sector provisions for S/ 62.9 million in 2Q18; (ii) reversion of construction sector provisions for S/ 20.1 million in 4Q18; (iii) reversion of payroll deduction loan provisions for S/ 38.8 million in 2Q19 and (iv) reversion of loan loss provisions for S/ 104.1 million in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers

(4)	Excluding the aggregate negative effect of new mortality tables in our insurance segment for S/ 144.8 million in 2Q18
(5)	Excluding gross premiums form disability and survivorship contract of S. Sura that expired in December 2018
(6)	ROIP excluding the impact of IFRS 9 in mark-to-market of securities and one-off impairments on financial investments was 5.7% in 2018 and 6.4% in 2019
(7)	Excluding asset amortization from Interfondos’ acquisition for S/ 5.4 million in 2019

Intercorp Financial Services

SUMMARY

2019 Performance

Intercorp Financial Services’ net profit was S/ 1,450.1 million in 2019, a 32.9% increase compared to 2018. The higher profits were mainly driven by growths of S/ 288.6 million in net interest and similar income, S/ 183.4 million in other income and S/ 51.5 million in net fee income from financial services, in addition to a S/ 111.8 million improvement in net insurance underwriting result. These effects were partially offset by increases of S/ 140.8 million in other expenses and S/ 90.7 million in impairment loss on loans, net of recoveries.

It is worth mentioning that in 2018 IFS adopted new mortality tables for its insurance business, which represented a negative impact of S/ 144.8 million, accounted through a higher (negative) adjustment of technical reserves. Additionally, the execution of a Liability Management transaction in the banking segment in 2019 represented a one-off financial expense of S/ 42.5 million, or S/ 29.0 million after taxes. When normalizing from these non-recurring effects in 2018 and 2019, respectively, IFS’ profits would have increased 19.7% in the comparing period.

S/ million	2017	2018	2019	%chg 19/18	%chg 18/17
Interest and similar income	3,809.0	4,321.3	4,847.2	12.2%	13.4%
Interest and similar expense	(1,119.9)	(1,170.6)	(1,407.9)	20.3%	4.5%
Net interest and similar income	2,689.1	3,150.7	3,439.3	9.2%	17.2%
Impairment loss on loans, net of recoveries	(827.9)	(660.1)	(750.8)	13.7%	-20.3%
Recovery (loss) due to impairment of financial investments	(20.8)	13.1	(6.8)	n.m.	n.m.
Net interest and similar income after impairment loss	1,840.4	2,503.7	2,681.7	7.1%	36.0%
Fee income from financial services, net	849.2	874.4	925.9	5.9%	3.0%
Other income	518.0	408.7	592.1	44.9%	-21.1%
Total premiums earned minus claims and benefits	(152.9)	(407.5)	(295.7)	-27.4%	n.m.
Net Premiums	499.5	645.4	649.1	0.6%	29.2%
Adjustment of technical reserves	(240.2)	(316.8)	(222.5)	-29.8%	31.9%
Net claims and benefits incurred	(412.3)	(736.0)	(722.3)	-1.9%	78.5%
Other expenses	(1,710.6)	(1,837.5)	(1,978.3)	7.7%	7.4%
Income before translation result and income tax	1,344.1	1,541.9	1,925.7	24.9%	14.7%
Translation result	15.9	(35.0)	17.8	n.m.	n.m.
Income tax	(326.5)	(415.5)	(493.3)	18.7%	27.3%
Profit for the period	1,033.5	1,091.4	1,450.1	32.9%	5.6%
Adjusted profit for the period(1)(2)	1,033.5	1,236.2	1,479.1	19.7%	19.6%
Attributable to IFS' shareholders	1,027.4	1,084.3	1,441.3	32.9%	5.5%
EPS	9.61	9.85	12.80
ROAE	19.3%	16.6%	18.3%
Adjusted ROAE(1)(2)	19.3%	18.4%	18.6%
ROAA	2.0%	1.8%	2.1%
Efficiency ratio(1)(2)	36.8%	34.6%	34.0%

(1)	Excluding the aggregate negative effect of new mortality tables in our insurance segment for S/ 144.8 million in 2Q18.
(2)	Excluding the one-off impact of a Liability Management transaction in our banking segment for S/ 42.5 million, or S/ 29.1 million after taxes, in 4Q19.

Growth in net interest and similar income was mainly explained by higher interest on loans at Interbank, attributed to double-digit loan growth combined with stable yields, and despite the one-off expense from the liability management transaction previously mentioned.

Impairment loss on loans, net of recoveries increased in 2019 mainly as a result of higher provision requirements in credit cards and mortgages, partially compensated by lower requirements in the commercial portfolio. It is worth mentioning that the provision expense was impacted by (i) the reversion of payroll deduction loan provisions for S/ 38.8 million in 2Q19, and (ii) the reversion of loan loss provisions for S/ 104.1 million in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers. Likewise, loan loss provision in 2018 showed an S/ 83.0 million reversion of provisions in corporate loans, related to the bank’s exposure to the construction sector.

The increase in fee income from financial services was mainly due to higher commissions from credit card services and advisory services at Interbank.

Other income grew as a result of positive performance across all three subsidiaries, particularly from foreign exchange transactions at Interbank and from sale of securities at Interseguro.

Total premiums earned less claims and benefits were S/ -295.7 million in 2019, an improvement of S/ 111.8 million compared to the previous year, mainly explained by a decrease of S/ 94.3 million in adjustment of technical reserves, in addition to higher net premiums and lower net claims and benefits incurred.

The increase in other expenses was mostly attributed to growth in depreciation and amortization charges, salaries and employee benefits at Interbank, as well as to higher general expenses at Interseguro. Inteligo also contributed with other expenses related to the amortization of assets acquired as part of the Interfondos transaction early in the year.

IFS ROAE was 18.3% in 2019, higher than the 16.6% reported in 2018. Excluding the non-recurring impact of the adoption of new mortality tables, ROAE was 18.4% in 2018. While excluding the one-off impact of the Liability Management transaction, ROAE was 18.6% in 2019, still a 20 basis point improvement in adjusted terms.

Intercorp Financial Services’ Statement of financial position

S/ million	12.31.18	09.30.19	12.31.19	%chg 12.31.19/ 09.30.19	%chg 12.31.19/ 12.31.18
Assets
Cash and due from banks and inter-bank funds	8,875.4	11,710.7	11,203.4	(4.3)%	26.2%
Financial investments	17,629.4	18,353.2	19,073.5	3.9%	8.2%
Loans, net of unearned interest	34,325.7	36,880.4	38,531.6	4.5%	12.3%
Impairment allowance for loans	(1,364.8)	(1,465.1)	(1,394.8)	(4.8)%	2.2%
Property, furniture and equipment, net	622.5	879.8	917.8	4.3%	47.4%
Other assets	3,656.1	5,045.8	3,187.9	(36.8)%	(12.8)%
Total assets	63,744.4	71,404.9	71,519.5	0.2%	12.2%
Liabilities and equity
Deposits and obligations	33,682.0	36,277.2	38,093.2	5.0%	13.1%
Due to banks and correspondents and inter-bank funds	4,293.4	4,468.8	4,148.8	(7.2)%	(3.4)%
Bonds, notes and other obligations	6,496.8	8,339.3	6,891.1	(17.4)%	6.1%
Insurance contract liabilities	10,300.5	11,453.3	11,338.8	(1.0)%	10.1%
Other liabilities	1,883.4	2,385.7	2,144.2	(10.1)%	13.8%
Total liabilities	56,655.9	62,924.2	62,616.1	(0.5)%	10.5%
Equity, net
Equity attributable to IFS' shareholders	7,048.1	8,436.2	8,856.9	5.0%	25.7%
Non-controlling interest	40.4	44.4	46.6	4.9%	15.3%
Total equity, net	7,088.5	8,480.6	8,903.4	5.0%	25.6%
Total liabilities and equity net	63,744.4	71,404.9	71,519.5	0.2%	12.2%

4Q19 Performance

Intercorp Financial Services’ net profit was S/ 412.8 million in 4Q19, a S/ 78.3 million increase QoQ, or 23.4%, and a S/ 132.4 million growth YoY, or 47.2%. IFS annualized ROAE was 19.0% in 4Q19, higher than the 16.8% reported in 3Q19 and the 15.9% registered in 4Q18. It is worth mentioning that IFS’ net profit in 4Q19 was impacted by (i) the reversion of loan loss provisions for S/ 104.1 million, or S/ 73.4 million after taxes, due to fine-tuning of IFRS9 models reflecting improved risk profile on customers at Interbank, and (ii) the one-off impact of a Liability Management transaction in financial expense for S/ 42.5 million, or S/ 29.0 million after taxes, also at Interbank. When excluding the one-off impact of the Liability Management transaction previously mentioned, 4Q19 annualized ROAE was 20.3%.

3

Intercorp Financial Services’ P&L statement

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Interest and similar income	1,128.6	1,228.9	1,249.9	1.7%	10.7%
Interest and similar expenses	(312.0)	(344.6)	(385.1)	11.7%	23.5%
Net interest and similar income	816.6	884.2	864.7	(2.2)%	5.9%
Impairment loss on loans, net of recoveries	(208.8)	(223.6)	(147.9)	(33.9)%	(29.2)%
Recovery (loss) due to impairment of financial investments	10.8	(1.1)	(8.3)	n.m.	n.m.
Net interest and similar income after impairment loss	618.6	659.5	708.6	7.4%	14.6%
Fee income from financial services, net	232.9	229.8	250.3	8.9%	7.5%
Other income	100.4	141.9	181.9	28.1%	81.2%
Total premiums earned minus claims and benefits	(67.7)	(62.9)	(79.3)	26.0%	17.1%
Net Premiums	172.1	157.5	156.1	(0.9)%	(9.3)%
Adjustment of technical reserves	(50.4)	(37.5)	(48.2)	28.4%	(4.4)%
Net claims and benefits incurred	(189.5)	(182.9)	(187.2)	2.3%	(1.2)%
Other expenses	(485.4)	(498.0)	(513.9)	3.2%	5.9%
Income before translation result and income tax	398.7	470.4	547.6	16.4%	37.4%
Translation result	(16.7)	(16.8)	12.5	n.m.	n.m.
Income tax	(101.6)	(119.1)	(147.3)	23.7%	45.0%
Profit for the period	280.3	334.5	412.8	23.4%	47.2%
Attributable to IFS' shareholders	278.6	332.4	410.3	23.4%	47.3%
EPS	2.52	2.94	3.55
ROAE	15.9%	16.8%	19.0%
ROAA	1.8%	1.9%	2.3%
Efficiency ratio(1)	35.3%	34.6%	33.1%

(1)	Excluding the one-off impact of a Liability Management transaction in our banking segment for S/ 42.5 million, or S/ 29.1 million after taxes, in 4Q19.

Quarter-on-quarter performance

Profits increased 23.4% QoQ mainly due to a lower impairment loss on loans at Interbank, in addition to increases in other income and net fee income from financial services at both Inteligo and Interbank. Furthermore, a positive performance in translation result at Interseguro and Inteligo also contributed to the quarterly growth in earnings. These effects were partially compensated by lower net interest and similar income at Interbank, in addition to lower net premiums earned at Interseguro and higher other expenses, also at Interseguro.

Net interest and similar income decreased 2.2% QoQ, mainly due to higher interest on bonds, notes and other obligations, in turn impacted by the one-off expense from a liability management transaction; partially offset by higher interest on loans, all at Interbank.

Impairment loss on loans decreased 33.9% mainly as a result of the reversion of loan loss provisions previously mentioned, at Interbank.

Net fee income from financial services grew 8.9% QoQ, mainly explained by growth in commissions from banking services, commissions from credit card services, and fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, all at Interbank. Additionally, rebalancing activities implemented for Inteligo’s client portfolios throughout the year, together with portfolio implementation strategies for new client funds and brokerage fees, also contributed to the positive performance.

Other income increased 28.1% QoQ mainly due to the gain on sale of written-off loans, as well as to an increase in net gain on foreign exchange transactions and on financial assets at fair value at Interbank. Moreover, positive mark-to-market valuations on Inteligo’s proprietary portfolio in the quarter, also contributed to this result.

Total premiums earned minus claims and benefits at Interseguro showed a quarterly reduction of S/ 16.4 million, explained by S/ 10.7 million higher adjustment of technical reserves and an increase of S/ 4.3 million net claims and benefits incurred.

4

Other expenses increased 3.2% QoQ mainly due to higher salaries and employee benefits, and administrative expenses, all at Interseguro.

IFS effective tax rate remained stable QoQ, at 26.3%.

Year-on-year performance

Profits increased 47.2% YoY mostly due to growth in other income across all subsidiaries, net interest and similar income at Interbank, and net fee income from financial services at both Inteligo and Interbank. Furthermore, the YoY performance in earnings benefited from lower impairment loss on loans at Interbank, and a positive performance in translation result at Interseguro and Inteligo.

Net interest and similar income increased 5.9% YoY, mainly driven by higher interest on loans and interest on due from banks and inter-bank funds at Interbank.

Impairment loss on loans decreased 29.2% mainly as a result of the reversion of loan loss provisions previously mentioned, at Interbank.

Net fee income from financial services increased 7.5% YoY mainly due to lower expenses related to the sale of insurance products, in addition to increases in commissions from credit card services, in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and in commissions from banking services, all at Interbank. Additionally, rebalancing activities implemented for Inteligo’s client portfolios throughout the year, together with portfolio implementation strategies for new client funds and brokerage fees, also contributed to growth in revenues.

Other income increased 81.2% YoY mainly explained by higher net gain on foreign exchange transactions and on financial assets at fair value at Interbank, in addition to higher net gain on sale of financial investments at Interseguro and Inteligo.

Total premiums earned minus claims and benefits at Interseguro decreased S/ 11.6 million explained by S/ 16.0 million lower net premiums, partially offset by reductions of S/ 2.3 million in net claims and benefits incurred, and S/ 2.2 million in adjustment of technical reserves.

Other expenses grew across all subsidiaries, in particular due to higher depreciation and amortization charges at Interbank, as well as to the amortization of assets from Interfondos’ acquisition at Inteligo.

IFS effective tax rate decreased slightly, from 26.6% in 4Q18 to 26.3% in 4Q19, mainly attributed to a lower effective tax rate at Interbank and higher tax-exempt profits from Inteligo and Interseguro.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Interbank, Interseguro and Inteligo to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Interbank	238.9	291.2	337.5	15.9%	41.3%
Interseguro	17.8	34.0	34.7	2.1%	94.9%
Inteligo	45.0	18.9	69.6	n.m.	54.6%
Corporate and eliminations	(21.3)	(9.6)	(29.0)	n.m.	35.8%
IFS profit for the period	280.3	334.5	412.8	23.4%	47.2%

5

Interbank

SUMMARY

2019 Performance

Interbank’s net profit reached S/ 1,228.5 million in 2019, a 21.5% increase compared to the previous year. The main factors that contributed to this result were growth of 40.2% in other income, 11.7% in net interest and similar income, and 8.9% in net fee income from financial services. These factors were partially offset by increases of 13.6% in loan loss provisions and 7.2% in other expenses.

It is worth mentioning that Interbank’s results in 2019 were affected by (i) the gain on sale of Interfondos, Interbank’s former mutual funds subsidiary, to Inteligo for S/ 32.4 million after taxes in 1Q19; (ii) the reversion of payroll deduction loan provisions for S/ 27.4 million after taxes in 2Q19; (iii) the reversion of loan loss provisions for S/ 73.4 million after taxes in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers; and (iv) the one-off impact of a Liability Management transaction for S/ 29.0 million after taxes in 4Q19.

Interbank’s ROAE, excluding the gain on sale of Interfondos and the one-off impact of the Liability Management transaction previously mentioned, was 21.3% in 2019, higher than the 20.2% registered in 2018.

S/ million	2017	2018	2019	%chg 19/18	%chg 18/17
Interest and similar income	3,346.2	3,559.1	4,074.0	14.5%	6.4%
Interest and similar expense	(1,047.1)	(1,067.7)	(1,290.1)	20.8%	2.0%
Net interest and similar income	2,299.1	2,491.4	2,783.9	11.7%	8.4%
Impairment loss on loans, net of recoveries	(830.5)	(660.9)	(750.8)	13.6%	(20.4)%
Recovery (loss) due to impairment of financial investments	0.0	(0.1)	0.0	n.m.	n.m.
Net interest and similar income after impairment loss	1,468.7	1,830.5	2,033.2	11.1%	24.6%
Fee income from financial services, net	740.5	759.5	827.1	8.9%	2.6%
Other income	368.3	309.7	434.3	40.2%	(15.9)%
Other expenses	(1,399.2)	(1,502.7)	(1,611.5)	7.2%	7.4%
Income before translation result and income tax	1,178.2	1,397.0	1,683.1	20.5%	18.6%
Translation result	13.9	(10.2)	(5.6)	n.m.	n.m.
Income tax	(298.6)	(375.9)	(449.0)	19.4%	25.9%
Profit for the period	893.5	1,010.9	1,228.5	21.5%	13.1%
ROAE(1)(2)	20.1%	20.2%	21.3%
Efficiency ratio(1)(2)	40.0%	40.9%	38.0%
NIM(2)	5.5%	5.5%	5.7%
NIM on loans	9.5%	9.0%	8.7%
(1)	Excluding the gain on sale of Interfondos from Interbank to Inteligo for S/ 52.6 million, or S/ 32.4 million after taxes, in 1Q19.
(2)	Excluding the one-off impact of a Liability Management transaction for S/ 42.5 million, or S/ 29.0 million after taxes, in 4Q19.

6

Net interest and similar income grew 11.7% due to a 14.5% increase in interest and similar income, partially offset by a 20.8% growth in interest and similar expense.

Growth in interest and similar income was due to increases of more than two-fold in interest on due from banks and inter-bank funds, and 14.2% in interest on loans, partially offset by a 5.8% decrease in interest on financial investments.

Interest on due from banks and inter-bank funds grew by S/ 60.3 million, or 127.7%, explained by increases of 60 basis points in the nominal average rate and 10.5% in the average volume. The higher nominal average rate, from 0.5% in 2018 to 1.1% in 2019, was due to improved returns on reserve requirements at the Central Bank, inter-bank funds and deposits at the Central Bank. On the other hand, growth in the average volume was the result of higher balances of reserve requirements and deposits at the Central Bank, partially offset by lower restricted funds and inter-bank funds. It is worth mentioning that the increase in reserve requirements was related to higher gathering of deposits, while the lower restricted funds, to fewer Repo transactions with the Central Bank throughout the year.

The increase in interest on loans accounted for most of the growth in interest and similar income, and was attributed to a 14.1% higher average volume, while the nominal average rate remained stable, at 10.9%.

The higher average volume of loans was the result of increases of 16.6% in retail loans and 11.3% in commercial loans. In the retail portfolio, the increase was mainly explained by growth of 23.5% in credit cards, 13.1% in payroll deduction loans and 12.8% in mortgages; while in the commercial portfolio, by increases of 14.4% in trade finance loans and 12.0% in short and medium-term loans, partially offset by a 5.4% reduction in leasing operations.

The nominal average rate on loans remained stable as yield reductions of 10 basis points in both retail and commercial loans were compensated by a higher proportion of credit cards within loans, since this product contributes with a higher average yield than the rest of components, even if its nominal average rate decreased when compared to 2018.

The S/ 12.9 million lower interest on financial investments was due to an 11.3% decrease in the average volume, partially offset by a 20 basis point increase in the average rate, from 3.6% in 2018 to 3.8% in 2019. The reduction in volume was a result of lower investments global bonds, Central Bank Certificates of Deposits (CDBCR), and corporate bonds, partially offset by higher balances of sovereign bonds. On the other hand, the reduction in the average rate was the result of lower returns on corporate bonds from non-financial institutions, CDBCR and sovereign bonds.

As a result of the above, the nominal average yield on interest-earning assets grew 30 basis points, from 7.9% in 2018 to 8.2% in 2019.

Interest and similar expense increased 20.8% with respect to the previous year. This was explained by growth of 25.9% in interest on bonds, notes and other obligations, and 24.4% in interest on deposits; partially offset by a decrease of 1.5% in interest on due to banks and correspondents.

Interest on bonds, notes and other obligations grew S/ 85.7 million, or 25.9% YoY, as a result of two bond placements in the international market in September 2019, for S/ 312 million and US$ 400 million, both due in October 2026, in addition to other two issuances in the local market in March 2019: (i) Certificates of Deposit for S/ 150 million due March 2020, and (ii) Corporate Bonds for S/ 150 million due March 2029. Additionally, the higher financial expense on bonds was also due to the execution of an optional redemption of the prevailing “5.75% Senior Notes due 2020” which implied a non-recurring expense of S/ 42.5 million, as these bonds were being negotiated above its face value (above par). Excluding this effect, the financial expense on bonds would have increased 13.1%.

The higher interest on deposits was due increases of 11.5% in the average volume and 20 basis points in the average cost, to 2.1%. Growth in volume was attributed to increases in commercial, retail and institutional deposits. By currency, average balances of soles deposits grew 15.8% while average dollar deposits increased 4.7%. The higher cost of deposits resulted from increases in rates paid to institutional, commercial and retail deposits. This was mainly observed in time deposits, but also in commercial current accounts and retail savings accounts.

Interest on due to banks and correspondents decreased as a result of a 5.1% reduction in the average volume, partially compensated by a 20 basis point increase in the average cost, from 4.0% in 2018 to 4.2% in 2019. The reduction in the average volume was mainly due to lower funding provided by the Central Bank, as well as to a reduction in inter-bank funds. The increase in the nominal average cost was explained by higher rates on funding from correspondent banks abroad and inter-bank funds, partially offset by a lower rate on funds provided by the Central Bank.

7

The average cost of funding increased 30 basis points, from 2.7% in 2018 to 3.0% in 2019, in line with the higher implicit cost of all interest-bearing liabilities. Excluding the expense of the optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds, the average cost of funding would have increased 20 basis points, to 2.9%.

As a result of the above, net interest margin was 5.6% in 2019, 10 basis points higher than the 5.5% reported in 2018. However, excluding the expense of the optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds, net interest margin would have increased 20 basis points, to 5.7%.

Impairment loss on loans, net of recoveries increased 13.6% in 2019 compared to the previous year. The increase in provision expenses was mainly a result of higher provision requirements in credit cards and mortgages, partially compensated by lower requirements in the commercial portfolio, especially in the medium-enterprise segment. It is worth mentioning that the provision expense in 2019 was impacted by (i) the reversion of payroll deduction loan provisions for S/ 38.8 million in 2Q19, and (ii) the reversion of loan loss provisions for S/ 104.1 million in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers. Likewise, provision for loan losses in 2018 showed an S/ 83.0 million reversion of provisions in corporate loans, related to the bank’s exposure to the construction sector.

The S/ 67.5 million, or 8.9%, increase in fee income from financial services was mainly attributable to higher commissions from credit card services and advisory services.

Other income grew S/ 124.6 million, or 40.2%, mainly due increases of S/ 46.6 million in net gain on foreign exchange transactions and on financial assets at fair value, and S/ 23.0 million in net gain on sale of financial investments. It is worth mentioning that, as reported in 1Q19, the higher income at Interbank from the sale of Interfondos to Inteligo is eliminated upon consolidation.

Other expenses increased S/ 108.7 million, or 7.2%, as a result of growth of 63.9% in depreciation and amortization, and 5.9% in salaries and employee benefits, partially compensated by a 0.8% reduction in administrative expenses. Expense items related to IT services and loyalty programs were among those which rose the most, as these were associated with bank’s digital transformation efforts and the higher credit cards activity, respectively.

The efficiency ratio was 38.9% in 2019, an improvement compared to the 40.9% registered in 2018. However, excluding the gain on sale of Interfondos and the one-off impact of the Liability Management transaction previously mentioned, the efficiency ratio was 38.0% in 2019.

Income before translation result and income tax increased 20.5% in 2019, which was then supported by an improvement in translation result and a lower effective tax rate, from 27.1% in 2018 to 26.8% in 2019. As a result of the above, profit for the period increased 21.5% compared to 2018.

4Q19 Performance

Interbank’s profits reached S/ 337.5 million in 4Q19, a S/ 46.3 million increase QoQ, or 15.9%, and an increase of S/ 98.6 million YoY, or 41.3%. The quarterly result was mainly due to a S/ 75.7 million reduction in impairment loss on loans, in addition to increases of S/ 8.7 million in other income and S/ 6.3 million in net fee income from financial services. These effects were partially offset by a S/ 25.1 million decrease in net interest and similar income, while other expenses remained relatively stable.

The annual result was mainly due to a S/ 60.9 million reduction in impairment loss on loans, in addition to increases of S/ 46.2 million in net interest and similar income, S/ 28.6 million in other income and S/ 10.9 million in net fee income from financial services. These effects were partially offset by a S/ 14.1 million increase in other expenses. The effective tax rate was 26.8% in 4Q19, compared to 26.9% in 4Q18.

It is worth mentioning that Interbank’s net profit in 4Q19 was impacted by (i) the reversion of loan loss provisions for S/ 104.1 million, or S/ 73.4 million after taxes, due to fine-tuning of IFRS9 models reflecting improved risk profile on customers, and (ii) the one-off impact of a Liability Management transaction in financial expense for S/ 42.5 million, or S/ 29.0 million after taxes.

Interbank’s ROAE, excluding the one-off impact of the Liability Management transaction previously mentioned, was 23.6% in 4Q19, higher than the 19.8% registered in 3Q19 and the 18.0% reported in 4Q18.

8

Banking Segment’s P&L Statement

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Interest and similar income	937.7	1,038.2	1,051.7	1.3%	12.2%
Interest and similar expense	(285.4)	(314.6)	(353.2)	12.3%	23.8%
Net interest and similar income	652.3	723.6	698.5	(3.5)%	7.1%
Impairment loss on loans, net of recoveries	(208.8)	(223.6)	(147.9)	(33.9)%	(29.2)%
Recovery (loss) due to impairment of financial investments	(0.1)	(0.0)	0.0	n.m.	n.m.
Net interest and similar income after impairment loss	443.4	500.0	550.6	10.1%	24.2%
Fee income from financial services, net	208.8	213.4	219.7	3.0%	5.2%
Other income	78.7	98.6	107.3	8.8%	36.4%
Other expenses	(399.0)	(411.8)	(413.1)	0.3%	3.5%
Income before translation result and income tax	331.9	400.2	464.5	16.1%	40.0%
Translation result	(5.0)	1.2	(3.3)	n.m.	n.m.
Income tax	(88.0)	(110.2)	(123.7)	12.3%	40.7%
Profit for the period	238.9	291.2	337.5	15.9%	41.3%
ROAE(1)	18.0%	19.8%	23.6%
Efficiency ratio(1)	40.6%	39.2%	37.7%
NIM(1)	5.7%	5.8%	5.8%
NIM on loans	8.8%	9.0%	8.5%

(1)	Excluding the one-off impact of a Liability Management transaction for S/ 42.5 million, or S/ 29.0 million after taxes, in 4Q19.

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 50,947.4 million as of December 31, 2019, an increase of 4.1% QoQ and 12.2% YoY.

The quarterly growth in interest-earning assets was attributed to increases of 10.2% in financial investments and 4.9% in loans, partially compensated by a 1.6% reduction in cash and due from banks and inter-bank funds. The increase in financial investments was mainly a result of higher volumes of CDBCR, sovereign bonds and corporate bonds, while the decrease in cash and due from banks and inter-bank funds was mainly explained by lower reserve requirements at the Central Bank.

The YoY increase in interest-earning assets was attributed to growth of 20.0% in cash and due from banks and inter-bank funds, and 13.2% in loans, partially offset by a 4.0% reduction in financial investments. The increase in cash and due from banks and inter-bank funds was mainly due to higher reserve funds and deposits at the Central Bank, while the reduction in financial investments, to lower volumes of global bonds and corporate bonds.

Interest-earning assets

S/ million	12.31.18	09.30.19	12.31.19	%chg 12.31.19/ 09.30.19	%chg 12.31.19/ 12.31.18
Cash and due from banks and inter-bank funds	8,216.9	10,025.3	9,860.4	(1.6)%	20.0%
Financial investments	5,809.5	5,056.4	5,574.5	10.2%	(4.0)%
Loans	31,384.8	33,846.1	35,512.5	4.9%	13.2%
Total interest-earning assets	45,411.3	48,927.8	50,947.4	4.1%	12.2%

Loan portfolio

9

S/ million	12.31.18	09.30.19	12.31.19	%chg 12.31.19/ 09.30.19	%chg 12.31.19/ 12.31.18
Performing loans
Retail	16,541.1	18,575.5	19,161.2	3.2%	15.8%
Commercial(1)	14,893.6	15,263.8	16,304.5	6.8%	9.5%
Total performing loans(1)	31,434.7	31,434.7	31,434.7	4.8%	12.8%
Restructured and refinanced loans	210.4	223.5	251.2	12.4%	19.4%
Past due loans	857.1	975.2	943.2	(3.3)%	10.0%
Total gross loans	32,502.2	32,502.2	32,502.2	4.6%	12.8%
Add (less)
Accrued and deferred interest	247.3	273.1	247.1	(9.5)%	(0.1)%
Impairment allowance for loans	(1,364.7)	(1,464.9)	(1,394.7)	(4.8)%	2.2%
Total direct loans, net	31,384.8	33,846.1	35,512.5	4.9%	13.2%

(1)	Including loan repo transactions for S/ 510.0 million as of 12.31.2019.

Performing loans grew 4.8% QoQ due to increases of 6.8% in commercial loans and 3.2% in retail loans. Excluding loan repo transactions accounted in 4Q19, commercial loans grew 3.5% QoQ.

Growth in commercial loans was explained by higher short and medium-term loans, as well as trade finance loans, mostly in the corporate segment.

The quarterly increase in retail loans was due to increases of 3.7% in credit cards, 3.0% in mortgages and 2.8% in other consumer loans. Growth in other consumer loans was mainly explained by higher cash loans, payroll deduction loans and car loans, while the increase in mortgages was due to a higher demand in both traditional and MiVivienda products.

Performing loans grew 12.8% YoY due to increases of 15.8% in retail loans and 9.5% in commercial loans. Excluding loan repo transactions accounted in 4Q19, commercial loans grew 6.0% YoY.

The annual growth in retail loans was mainly due to increases of 20.5% in credit cards, 14.9% in other consumer loans and 13.0% in mortgages. Other consumer loans grew as a result of higher cash loans and payroll deduction loans; while mortgages increased due to a higher demand in both traditional and MiVivienda products.

The YoY increase in commercial loans was mainly explained by higher trade finance loans and short and medium-term lending, also supported by the above mentioned loan repo transactions..

Breakdown of retail loans

S/ million	12.31.18	09.30.19	12.31.19	%chg 12.31.19/ 09.30.19	%chg 12.31.19/ 12.31.18
Consumer loans:
Credit cards	4,871.3	5,662.4	5,870.0	3.7%	20.5%
Other consumer	5,539.1	6,189.2	6,365.2	2.8%	14.9%
Total consumer loans	10,410.4	11,851.6	12,235.1	3.2%	17.5%
Mortgages	6,130.6	6,723.8	6,926.0	3.0%	13.0%
Total retail loans	16,541.1	18,575.5	19,161.2	3.2%	15.8%

10

FUNDING STRUCTURE

Funding structure

S/ million	12.31.18	09.30.19	12.31.19	%chg 12.31.19/ 09.30.19	%chg 12.31.19/ 12.31.18
Deposits and obligations	31,291.8	31,291.8	31,291.8	5.4%	13.7%
Due to banks and correspondents and inter-bank funds	3,968.8	3,968.8	3,968.8	(7.1)%	(3.5)%
Bonds, notes and other obligations	5,386.9	5,386.9	5,386.9	(19.7)%	7.8%
Total	40,647.5	40,647.5	40,647.5	0.3%	11.2%
% of funding
Deposits and obligations	77.0%	74.9%	74.9%
Due to banks and correspondents and inter-bank funds	9.8%	9.1%	8.5%
Bonds, notes and other obligations	13.7%	16.0%	12.8%

Interbank’s total funding base slightly increased 0.3% QoQ, below the performance of interest-earning assets. This was explained by a 5.4% increase in deposits and obligations, partially compensated by reductions of 19.7% in bonds, notes and other obligations, and 7.1% in due to banks and correspondents and inter-bank funds.

The increase in deposits and obligations was mainly due to growth of 42.6% in institutional deposits and 4.3% in retail deposits, partially compensated by a 7.0% decrease in commercial deposits.

The reduction in bonds, notes and other obligations was due to the execution of an optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds between October and November of 2019.

Finally, the decrease in due to banks and correspondents and inter-bank funds was attributed to lower medium-term funding from the Central Bank.

The bank’s total funding base increased 11.2% YoY, below the annual growth in interest-earning assets, and was mainly explained by growth of 13.7% in deposits and obligations, and 7.8% in bonds, notes and other obligations, partially compensated by a 3.5% decrease in due to banks and correspondents and inter-bank funds.

The annual growth in deposits and obligations was explained by increases of 23.6% in institutional deposits, 11.5% in retail deposits and 11.3% in commercial deposits.

The YoY increase in bonds, notes and other obligations was mainly attributable to two bond placements in the international market in September 2019, for S/ 312 million and US$ 400 million, both due in October 2026, as well as to other two issuances in the local market in March 2019: (i) Certificates of Deposit for S/ 150 million due March 2020, and (ii) Corporate Bonds for S/ 150 million due March 2029. This growth was partially compensated by the execution of the optional redemption previously mentioned, as well as to the execution of a call option in July 2019 for a US$ 30 million bond in the local market.

The YoY reduction in due to banks and correspondents and inter-bank funds was the result of lower short-term funding from correspondent banks abroad and medium-term funding from the Central Bank and COFIDE.

As of December 31, 2019, the proportion of deposits and obligations to total funding was 78.7%, higher than the 77.0% reported as of December 31, 2018. Likewise, the proportion of institutional deposits to total deposits increased from 17.6% as of December 31, 2018 to 19.1% as of December 31, 2019.

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Breakdown of deposits

S/ million	12.31.18	09.30.19	12.31.19	%chg 12.31.19/ 09.30.19	%chg 12.31.19/ 12.31.18
By customer service:
Retail	14,328.4	15,316.3	15,981.9	4.3%	11.5%
Commercial	11,111.1	13,299.7	12,366.7	(7.0)%	11.3%
Institutional	5,505.4	4,771.5	6,806.4	42.6%	23.6%
Other	347.0	354.3	422.7	19.3%	21.8%
Total	31,291.8	33,741.8	35,577.8	5.4%	13.7%
By type:
Demand	9,187.2	10,922.8	10,979.6	0.5%	19.5%
Savings	10,728.4	11,708.9	11,384.9	(2.8)%	6.1%
Time	11,370.1	11,095.9	13,207.0	19.0%	16.2%
Other	6.1	14.2	6.2	(56.3)%	2.8%
Total	31,291.8	33,741.8	35,577.8	5.4%	13.7%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q18	3Q19	4Q19	%chg QoQ		%chg YoY
Interest and similar income	937.7	1,038.2	1,051.7	1.3%		12.2%
Interest and similar expense	(285.4)	(314.6)	(353.2)	12.3%		23.8%
Net interest and similar income	652.3	723.6	698.5	(3.5)%		7.1%
NIM(1)	5.7%	5.8%	5.8%	0	bps	10	bps

(1)	Excluding the one-off impact of a Liability Management transaction for S/ 42.5 million in 4Q19. Including this effect, NIM was 5.4% in such period.

Interest and similar income

S/ million	4Q18	3Q19	4Q19	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	15.8	29.0	24.0	(17.3)%		51.2%
Financial investments	52.9	47.7	49.7	4.1%		(6.1)%
Loans	868.9	961.5	978.1	1.7%		12.6%
Total Interest and similar income	937.7	1,038.2	1,051.7	1.3%		12.2%
Average interest-earning assets	45,613.3	49,953.6	51,367.4	2.8%		12.6%
Average yield on assets (annualized)	8.2%	8.3%	8.2%	-10	bps	0	bps

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Interest and similar expense

S/ million	4Q18	3Q19	4Q19	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(155.7)	(177.9)	(178.3)	0.3%		14.5%
Due to banks and correspondents and inter-bank funds	(40.4)	(43.0)	(39.5)	(8.2)%		(2.3)%
Bonds, notes and other obligations	(89.3)	(93.7)	(135.4)	44.5%		51.7%
Total Interest and similar expense	(285.4)	(314.6)	(353.2)	12.3%		23.8%
Average interest-bearing liabilities	39,537.0	44,044.8	45,154.5	2.5%		14.2%
Average cost of funding (annualized)	2.9%	2.9%	2.8%	-10	bps	-10	bps

(1)	Excluding the one-off impact of a Liability Management transaction for S/ 42.5 million in 4Q19. Including this effect, the annualized average cost of funding was 3.1% in such period.

QoQ Performance

Net interest and similar income decreased 3.5% QoQ due to a 12.3% increase in interest and similar expense, partially offset by a 1.3% growth in interest and similar income.

The higher interest and similar expense was due to a 44.5% growth in interest on bonds, notes and other obligations, partially compensated by an 8.2% decrease in interest on due to banks and correspondents. Interest on deposits and obligations remained relatively stable QoQ.

The increase in interest on bonds, notes and other obligations was the result of a higher financial expense due to the execution of an optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds, which implied a non-recurring expense of S/ 42.5 million, as these bonds were being negotiated above its face value (above par). Excluding this effect, the financial expense on bonds would have remained relatively stable QoQ.

Interest on due to banks and correspondents decreased S/ 3.5 million, or 8.2% QoQ, due to reductions of 5.7% in the average volume and 10 basis points in the average cost, from 4.1% in 3Q19 to 4.0% in 4Q19. The decrease in the average volume was attributed to lower funding from the Central Bank, while the reduction in the average cost, to lower rates paid on inter-bank funds and funding provided by correspondent banks abroad and COFIDE.

Interest on deposits and obligations remained relatively stable as an increase of 3.7% in the average volume was almost completely offset by a slight reduction in the average cost. The higher average volume was explained by growth in institutional, retail and commercial deposits. By currency, average balances of soles-denominated deposits grew 8.0% while average dollar-denominated deposits decreased 3.9%. The slight decrease in the average cost was due to lower rates paid to institutional deposits, while rates in both commercial and retail deposits remained stable.

The average cost of funding increased 20 basis points QoQ, from 2.9% in 3Q19 to 3.1% in 4Q19, in line with the higher implicit cost on bonds, notes and other obligations. However, excluding the expense of the optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds, the average cost of funding would have decreased 10 basis points, to 2.8%.

The 1.3% increase in interest and similar income was due to growth of 4.1% in interest on financial investments and 1.7% in interest on loans, partially compensated by a 17.3% decrease in interest on due from banks and inter-bank funds.

Interest on financial investments increased S/ 2.0 million, or 4.1% QoQ, due to a 3.1% growth in the average volume, while the nominal average rate remained stable. The increase in the average volume was a consequence of higher investments in sovereign bonds.

The higher interest on loans was due to growth of 4.0% in the average loan portfolio, partially compensated by a 30 basis point reduction in the average yield.

The higher average volume of loans was attributed to increases of 4.9% in commercial loans and 3.3% in retail loans. In the commercial portfolio, the higher average volume was mainly due to growth of 3.9% in trade finance loans and 3.2% in short and

13

medium-term loans, partially compensated by a 1.4% reduction in leasing operations. In the retail portfolio, average volumes increased 4.4% in credit cards, 2.7% in mortgages and 1.6% in payroll deduction loans.

The lower average rate, from 11.1% in 3Q19 to 10.8% in 4Q19, was mainly explained by yield reductions of 20 basis points in both retail and commercial loans. The decrease in retail loans was due to lower average rates on consumer loans, partially compensated by higher rates on mortgages. In the commercial portfolio, rates decreased mainly as the result of lower yields on trade finance loans and leasing operations.

Interest on due from banks and inter-bank funds decreased S/ 5.0 million, or 17.3% QoQ, explained by reductions of 20 basis points in the nominal average rate and 1.3% in the average volume. The decrease in the nominal average rate was due to lower returns on reserve requirements at the Central Bank, partially offset by higher returns on deposits at the Central Bank and inter-bank funds. On the other hand, the reduction in the average volume was due to lower deposits at the Central Bank and inter-bank funds, partially compensated by higher reserve funds at the Central Bank.

The nominal average yield on interest-earning assets decreased 10 basis points QoQ, from 8.3% in 3Q19 to 8.2% in 4Q19, in line with the lower returns on loans and on due from banks and inter-bank funds.

As a result of the above, net interest margin decreased 40 basis points, from 5.8% in 3Q19 to 5.4% in 4Q19. However, excluding the expense of the optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds, net interest margin would have remained stable in 4Q19, at 5.8%.

YoY Performance

Net interest and similar income grew 7.1% YoY due to a 12.2% increase in interest and similar income, partially offset by a 23.8% growth in interest and similar expense.

Growth in interest and similar income was mainly due to increases of 51.2% in interest on due from banks and inter-bank funds, and 12.6% in interest on loans, partially offset by a 6.1% decrease in interest on financial investments.

Interest on due from banks and inter-bank funds grew S/ 8.2 million, explained by increases of 32.0% in the average volume and 20 basis points in the nominal average rate. The higher average volume was due to growth in reserve requirements and deposits at the Central Bank. The increase in the nominal average rate was explained by higher returns on inter-bank funds and deposits at the Central Bank.

The increase in interest on loans was due to a 12.6% growth in the average volume of loans, while the average yield remained stable.

The higher average volume of loans was attributed to increases of 16.5% in retail loans and 8.2% in commercial loans. In the retail portfolio, volumes grew 22.6% in credit cards, 12.9% in mortgages and 10.9% in payroll deduction loans. In the commercial portfolio, the higher average volume was mainly due to growth of 7.8% in short and medium-term loans, and 5.1% in trade finance loans, partially offset by an 8.5% reduction in leasing operations.

The average rate on loans remained stable YoY, at 10.8%, as lower yields in all types of loans, mainly related to a better risk profile on Interbank’s customers, were offset by a higher proportion of credit cards within loans, since this product contributes with a higher average yield than the rest of components, even if its nominal average rate decreased when compared to 4Q18.

The lower interest on financial investments was explained by a 11.7% reduction in the average volume, partially offset by a 20 basis point increase in the average rate, from 3.5% in 4Q18 to 3.7% in 4Q19. The decrease in the average volume was the result of lower

14

balances of global bonds, corporate bonds and CDBCR, while the increase in the average rate was due to higher returns on global bonds and corporate bonds from financial institutions.

As a result of the above and of the high proportion of loans within interest-earning assets, the nominal average yield on interest-earning assets remained stable YoY, at 8.2%.

Growth in interest and similar expense was due to increases of 51.7% in interest on bonds, notes and other obligations, and 14.5% in interest on deposits and obligations, partially offset by a 2.3% reduction in interest on due to banks and correspondents.

Interest on bonds, notes and other obligations grew S/ 46.1 million, or 51.7% YoY, as a result of the higher financial expense due to the execution of the optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds previously mentioned, in addition to the issuances of senior bonds in March 2019. These effects were partially compensated by lower interest attributable to the execution of a call option in July 2019 for a US$ 30 million bond. Excluding the expense of the optional redemption of the mentioned “5.75% Senior Notes due 2020”, the financial expense on bonds would have increased 4.1% YoY.

Interest on deposits and obligations increased S/ 22.6 million, or 14.5% YoY, explained by a 14.8% growth in the average volume, while the average cost remained stable YoY, at 2.1%. The higher average volume was explained by growth in commercial, retail and institutional deposits. By currency, average balances of soles-denominated deposits grew 21.6% while average dollar-denominated deposits increased 3.5%.

The S/ 0.9 million, or 2.3% YoY, decrease in interest on due to banks and correspondents was the result of a 0.9% reduction in the average volume, while the average cost remained stable YoY, at 4.0%. The lower average volume was explained by reductions in inter-bank funds and funding provided by correspondent banks abroad and by COFIDE. On the other hand, the average cost remained stable as higher rates paid to funds from correspondent banks abroad were offset by reductions in the average cost of inter-bank funds and funding provided by COFIDE.

The average cost of funding increased 20 basis points YoY, from 2.9% in 4Q18 to 3.1% in 4Q19, in line with the higher implicit cost on bonds, notes and other obligations. However, excluding the expense of the optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds, the average cost of funding would have decreased 10 basis points, to 2.8%.

As a result of the above, net interest margin was 5.4% in 4Q19, 30 basis points lower than the 5.7% reported in 4Q18. However, excluding the execution of the optional redemption of the existing “5.75% Senior Notes due 2020” corporate bonds, net interest margin would have increased 10 basis points YoY, to 5.8%.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries decreased 33.9% QoQ and 29.2% YoY. The quarterly and annual reductions were mainly explained by a reversion of loan loss provisions for S/ 104.1 million due to fine-tuning of IFRS9 models reflecting improved risk profile on customers. It is worth mentioning that in 4Q18 a S/ 20.1 million release of provisions in corporate loans, related to the bank’s exposure to the construction sector, also took place. Excluding these effects, impairment loss on loans, net of recoveries would have grown 12.7% QoQ and 10.1% YoY.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 1.7% in 4Q19, lower than the 2.6% reported in 3Q19 and 4Q18. However, excluding the previously mentioned reversions of provisions, the annualized ratio of impairment loss on loans to average loans would have increased 20 basis points QoQ and decreased 10 basis points YoY.

Impairment loss on loans, net of recoveries

S/ million	4Q18	3Q19		4Q19	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(208.8)	(223.6)		(147.9)	(33.9)%		(29.2)%
Impairment loss on loans/average gross loans	2.6%	2.6%	(1)	1.7%	-90	bps	-90	bps
NPL ratio (at end of period)(2)	2.9%	3.0%		2.9%	-10	bps	0	bps
NPL coverage ratio (at end of period)	130.4%	126.4%		117.7%	-870	bps	n.m.
Impairment allowance for loans	1,364.7	1,464.9		1,394.7	(4.8)%		2.2%

15

(1)	Including reversion of construction sector provisions for S/ 20.1 million in 4Q18. Excluding this effect, cost of risk was 2.9% in such period.
(2)

Including reversion of loan loss provisions for S/ 104.1 million in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers. Excluding this effect, cost of risk was 2.8% in such period.

The NPL ratio decreased 10 basis points QoQ but remained stable YoY. The quarterly decrease was due to a slight reduction in commercial loans, partially compensated by an even slighter increase in retail loans. On the other hand, the NPL ratio in both retail and commercial loans remained stable YoY. In the retail portfolio, a 30 basis point increase in consumer loans was almost completely offset by a 30 basis point decrease in mortgages. In the commercial portfolio, a lower NPL ratio in corporate loans was offset by higher NPLs in medium and small-sized companies.

Additionally, the NPL coverage ratio was 117.7% as of December 31, 2019, lower than the 126.4% reported in September 30, 2019, and the 130.4% registered as of December 31, 2018. NPL coverage ratio in credit cards was 186.0% as of year-end 2019.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services increased S/ 6.3 million QoQ, or 3.0%, mainly explained by growth of S/ 7.0 million in commissions from banking services, S/ 3.0 million in commissions from credit card services, and S/ 2.5 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services. These effects were partially offset by lower fees from indirect loans and higher variable expenses.

Net fee income from financial services grew S/ 10.9 million YoY, or 5.2%, mainly due to lower expenses related to the sale of insurance products, in addition to increases of S/ 2.9 million in commissions from credit card services, S/ 2.6 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and S/ 2.0 million in commissions from banking services.

Fee income from financial services, net

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Income
Commissions from credit card services	101.5	101.4	104.4	2.9%	2.9%
Commissions from banking services	89.4	84.4	91.4	8.4%	2.3%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	62.0	62.1	64.6	4.1%	4.2%
Fees from indirect loans	14.6	14.7	13.4	(8.6)%	(8.3)%
Collection services	9.4	10.8	10.6	(1.7)%	13.0%
Other	7.3	9.6	11.5	20.3%	57.5%
Total income	284.1	282.9	295.9	4.6%	4.2%
Expenses
Insurance	(33.7)	(24.0)	(24.6)	2.5%	(26.9)%
Fees paid to foreign banks	(4.0)	(4.7)	(4.4)	(5.1)%	10.2%
Other	(37.6)	(40.8)	(47.1)	15.7%	25.4%
Total expenses	(75.3)	(69.4)	(76.2)	9.7%	1.2%
Fee income from financial services, net	208.8	213.4	219.7	3.0%	5.2%

OTHER INCOME

Other income increased S/ 8.7 million QoQ mainly due to the gain on sale of written-off loans, as well as to an increase in net gain on foreign exchange transactions and on financial assets at fair value. These effects were partially compensated by a lower net gain on sale of financial investments.

Other income grew S/ 28.6 million YoY mainly explained by higher net gain on foreign exchange transactions and on financial assets at fair value, associated with currency volatility. This effect was partially offset by a reduction in net gain on sale of financial investments.

16

Other income

S/ million	4Q18	3Q19	4Q19		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	43.5	75.4	77.9	(1)	3.3%	79.0%
Net gain on sale of financial investments	4.8	7.3	2.1		(71.0)%	(56.3)%
Other	30.3	16.0	27.4		71.4%	(9.8)%
Total other income	78.7	98.6	107.3		8.8%	36.4%

(1)	Includes S/ 9.8 million of net gain on foreign exchange transactions and S/ 68.0 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses remained relatively stable QoQ and grew S/ 14.1 million YoY, or 3.5%.

The annual growth in other expenses was explained by increases in salaries and employee benefits, and IT services. Furthermore, Interbank adopted IFRS 16 which modified the presentation of our operating leases, principally branches. In 4Q19, instead of recognizing an expense for rental of these leases, the bank recognized the associated depreciation. The impact of this change resulted in lower administrative expenses and higher depreciation and amortization totaling approximately S/ 16.8 million.

The efficiency ratio was 39.2% in 4Q19, in line with the ratio reported in 3Q19 but lower than the 40.6% registered in 4Q18. However, excluding the one-off impact of the Liability Management transaction for S/ 42.5 million in 4Q19, the efficiency ratio was 37.7%.

Other expenses

S/ million	4Q18	3Q19	4Q19	%chg QoQ		%chg YoY
Salaries and employee benefits	(162.3)	(169.5)	(164.2)	(3.2)%		1.2%
Administrative expenses	(181.1)	(177.7)	(180.0)	1.3%		(0.6)%
Depreciation and amortization	(38.6)	(58.6)	(58.3)	(0.4)%		51.0%
Other	(17.0)	(6.0)	(10.6)	76.5%		(37.8)%
Total other expenses	(399.0)	(411.8)	(413.1)	0.3%		3.5%
Efficiency ratio(1)	40.6%	39.2%	37.7%	-150	bps	-290	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 15.2% as of December 31, 2019, lower than the 15.4% registered as of September 30, 2019 and the 15.8% reported as of December 31, 2018.

In 4Q19, regulatory capital increased 1.5% QoQ, while RWA grew 3.2%, mainly due to higher capital requirements for credit risk, which includes the effect of growth in loans.

The annual reduction in the capital ratio was due to a 14.2% growth in RWA, partially offset by a 9.6% increase in regulatory capital. The YoY increase in RWA was mostly attributed to loan growth and the higher risk weights applied to intangibles assets by disposition of the SBS, with impact on the bank’s increasing digital investments. The annual increase in regulatory capital was mainly a result of the addition of S/ 638.4 million in capital, reserves and earnings with capitalization agreement during the last twelve months, as well as the lower deduction in regulatory capital due to the sale of IFS’ shares in July 2019 as part of IFS’ IPO in NYSE, partially compensated by the elimination of a US$ 30 million subordinated bond, which was called for early redemption in July 2019.

It is worth mentioning that in 2017 the SBS initiated the implementation of an additional set of Basel III measures. Among these, it stands out that there will be an annual 10% phase out of all Tier I instruments issued prior to the publication by the SBS of the new subordinated debt regulation. Additionally, the amount not computable as primary capital could be eligible as secondary capital. As of December 31, 2019, 70% of the US$ 200 million junior subordinated bond issued in April 2010 no longer count as primary capital, in line with the percentage registered as of September 30, 2019. This resulted in a US$ 20 million YoY reduction in primary capital, equivalent to the amount now registered as secondary capital.

17

As of December 31, 2019, Interbank’s capital ratio of 15.2% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 11.6%. The minimum regulatory capital ratio requirement was 10.0%, while the additional capital requirement for Interbank was 1.6% as of December 31, 2019. Furthermore, Core Equity Tier 1 (CET1) as of December 31, 2019 increased 100 basis points YoY, to 11.6%, mainly as the result of the lower deduction in regulatory capital due to the sale of IFS’ shares in July 2019 as part of IFS’ IPO in NYSE, and despite the 14.2% growth in RWA in the comparable period.

Regulatory capital

S/ million	12.31.18	09.30.19	12.31.19	%chg 12.31.19/ 09.30.19		%chg 12.31.19/ 12.31.18
Tier I capital	5,042.0	5,552.3	5,721.7	3.1%		13.5%
Tier II capital	1,965.3	2,010.3	1,957.6	(2.6)%		(0.4)%
Total regulatory capital	7,007.4	7,562.5	7,679.3	1.5%		9.6%
Risk-weighted assets	44,391.0	49,088.1	50,673.8	3.2%		14.2%
BIS ratio	15.8%	15.4%	15.2%	-20	bps	-60	bps
Tier I capital / risk-weighted assets	11.4%	11.3%	11.3%	0	bps	-10	bps
CET1	10.6%	11.4%	11.6%	20	bps	100	bps

18

Interseguro

SUMMARY

2019 Performance

Interseguro’s profits reached S/ 130.4 million in 2019, compared to a loss of S/ -61.5 million in 2018.

The yearly performance was mainly due to increases of S/ 111.8 million in total premiums earned less claims and benefits, and S/ 101.4 million in other income, in addition to a positive performance in translation result. These factors were partially offset by a S/ 25.0 million increase in other expenses, as well as a S/ 18.0 million decrease in net interest and similar income after impairment loss.

It is worth mentioning that the annual increase in total premiums earned minus claims and benefits was mainly explained by a base effect related to a one-time adjustment of S/ -144.8 million in technical reserves in 2018, as a result of the full adoption of new mortality tables published by the Peruvian regulatory entity (Superintendencia de Banca y Seguros) in 2017.

S/ million	2017	2018	2019	%chg QoQ	%chg YoY
Interest and similar income	334.8	611.0	612.5	0.3%	82.5%
Interest and similar expense	(19.7)	(54.3)	(56.4)	3.8%	175.7%
Net Interest and similar income	315.0	556.6	556.1	(0.1)%	76.7%
Recovery (loss) due to impairment of financial investments	(5.5)	11.3	(6.2)	n.m.	n.m.
Net Interest and similar income after impairment loss	309.5	568.0	550.0	(3.2)%	83.5%
Fee income from financial services, net	(3.7)	(4.6)	(4.0)	(13.3)%	24.4%
Other income	112.9	67.6	169.0	n.m.	(40.1)%
Total premiums earned minus claims and benefits	(152.9)	(407.5)	(295.7)	(27.4)%	n.m.
Net premiums	499.5	645.4	649.1	0.6%	29.2%
Adjustment of technical reserves	(240.2)	(316.8)	(222.5)	(29.8)%	31.9%
Net claims and benefits incurred	(412.3)	(736.0)	(722.3)	(1.9)%	78.5%
Other expenses	(226.8)	(273.7)	(298.7)	9.2%	20.6%
Income before translation result and income tax	39.0	(50.1)	120.6	n.m.	n.m.
Translation result	0.9	(11.4)	9.8	n.m.	n.m.
Income tax	0.0	—	—	n.m.	n.m.
Profit for the period	39.9	(61.5)	130.4	n.m.	n.m.
Attributable to non-controlling interest	—	—	—	n.m.	n.m.
Profit attributable to shareholders	39.9	(61.5)	130.4	n.m.	n.m.
New mortality tables impact on technical reserves	0.1	(144.8)	—	n.m.	n.m.
Profit excluding change in mortality tables	40.0	83.3	130.4	56.5%	108.5%
ROAE	7.0%	n.m.	14.2%
ROAE excl. change in mortality tables	7.0%	9.4%	14.2%
Efficiency ratio	15.9%	14.4%	13.1%
19

Net interest and similar income was S/ 556.1 million in 2019, a slight decrease of S/ 0.5 million, mainly explained by a S/ 2.1 million growth in interest and similar expenses, partially offset by a S/ 1.5 million increase in interest and similar income.

Loss due to impairment of financial investments was S/ -6.2 million, compared to a recovery of S/ 11.3 million in 2018, attributable to a S/ 10.7 million reversion of provisions for impairment loss on investments which were sold in 2018.

Other income was S/ 169.0 million, a S/ 101.4 million growth, mainly due to increases of S/ 69.9 million in net gain on sale of securities, S/ 20.0 million in net trading result and S/ 15.9 million in rental income from real estate investments. These factors were partially offset by a decrease of S/ 11.9 million in net gain on sale of real estate investments.

Total premiums earned less claims and benefits were S/ -295.7 million in 2019, an improvement of S/ 111.8 million compared to the previous year, mainly explained by a decrease of S/ 94.3 million in adjustment of technical reserves, in addition to higher net premiums and lower net claims and benefits incurred.

The yearly growth in net premiums was mainly due to increases of S/ 32.1 million in retail insurance, S/ 13.1 million in annuities and S/ 4.7 million in individual life, partially offset by a decrease of S/ 46.1 million in disability and survivorship. The reduction in disability and survivorship was due to Seguros Sura’s contract expiration in December 2018.

The lower adjustment of technical reserves in 2019 was driven mainly by a decrease of S/ 137.2 million in annuities, partially offset by increases of S/ 41.4 million in individual life and S/ 1.5 million in retail insurance. Reduction in technical reserves for annuities was attributable to the base effect of the one-time adjustment in 2018, as previously mentioned. Increases in adjustment of technical reserves in individual life were mainly explained by a higher profitability of flex life products, which are characterized by investing the funds received from clients in equity instruments.

Other expenses were S/ 298.7 million in 2019, a S/ 25.0 million growth, mainly explained by increases of S/ 10.4 million in third-party commissions, S/ 9.4 million in administrative expenses and S/ 5.4 million in depreciation and amortization.

4Q19 Performance

Interseguro’s profits reached S/ 34.7 million in 4Q19, an increase of S/ 0.7 million QoQ and S/ 16.9 million YoY.

The quarterly growth was mainly explained by a positive performance in translation result of S/ 26.6 million and an improvement of S/ 6.1 million in net interest and similar income. These factors were partially offset by a reduction of S/ 16.4 in total premiums earned minus claims and benefits, in addition to a deterioration of S/ 7.7 million in loss due to impairment of financial investments and a contraction of S/ 4.3 million in other income.

The annual increase in net profit was mainly due to growth of S/ 31.5 million in other income and a positive performance in translation result of S/ 17.0 million, partially offset by a loss due to impairment of financial investments for S/ 19.3 million and a decrease of S/ 11.6 million in total premiums earned minus claims and benefits.

Interseguro’s ROAE was 14.7% in 4Q19, slightly below the 14.9% reported in 3Q19, but above the 7.8% registered in 4Q18.

20

Insurance Segment’s P&L Statement

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Interest and similar income	148.5	148.0	155.6	5.2%	4.8%
Interest and similar expense	(13.5)	(14.5)	(16.0)	10.5%	18.5%
Net Interest and similar income	135.0	133.5	139.6	4.6%	3.4%
Recovery (loss) due to impairment of financial investments	11.0	(0.6)	(8.3)	n.m.	n.m.
Net Interest and similar income after impairment loss	146.0	132.9	131.3	(1.2)%	(10.1)%
Fee income from financial services, net	(1.1)	(1.2)	(0.8)	(30.5)%	(27.5)%
Other income	19.1	54.9	50.6	(7.7)%	n.m.
Total premiums earned minus claims and benefits	(67.7)	(62.9)	(79.3)	26.0%	17.1%
Net premiums	172.1	157.5	156.1	(0.9)%	(9.3)%
Adjustment of technical reserves	(50.4)	(37.5)	(48.2)	28.4%	(4.4)%
Net claims and benefits incurred	(189.5)	(182.9)	(187.2)	2.3%	(1.2)%
Other expenses	(73.2)	(74.8)	(78.9)	5.5%	7.8%
Income before translation result and income tax	23.1	48.8	22.9	(53.0)%	-0.5%
Translation result	(5.3)	(14.9)	11.7	n.m.	n.m.
Income tax	—	—	—	n.m.	n.m.
Profit for the period	17.8	34.0	34.7	2.1%	94.9%
ROAE	7.8%	14.9%	14.7%
Efficiency ratio	14.2%	11.9%	13.8%

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Interest and similar income	147.9	148.0	155.6	5.2%	5.2%
Interest and similar expense	(3.0)	(3.2)	(5.6)	72.7%	84.4%
Net interest and similar income	144.9	144.7	150.0	3.6%	3.5%
Recovery (loss) due to impairment of financial investments	11.0	(0.6)	(8.3)	n.m.	n.m.
Net Interest and similar income after impairment loss	155.9	144.1	141.7	(1.7)%	(9.1)%
Net gain (loss) on sale of financial investments	(21.1)	17.7	13.5	-23.8%	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	9.3	0.5	12.3	n.m.	32.8%
Rental income	7.2	13.7	11.3	(17.8)%	56.5%
Gain on sale of investment property	3.1	(4.4)	(1.2)	-72.1%	n.m.
Valuation gain (loss) from investment property	16.6	22.7	9.8	(56.6)%	(40.8)%
Other	(0.5)	(3.1)	(3.2)	4.4%	n.m.
Other income	14.5	47.0	42.4	-9.8%	n.m.
Results from investments	170.4	191.1	184.1	(3.7)%	8.0%

(1)	Only includes transactions related to investments.

21

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 150.0 million in 4Q19, an increase of S/ 5.3 million, or 3.6%, QoQ and S/ 5.1 million, or 3.5% YoY.

The quarterly growth was mainly explained by a S/ 7.6 million increase in interest and similar income, due to improved returns on the equity portfolio attributable to higher income from dividends received in 4Q19 which did not exist in 3Q19.

The annual increase was mainly explained by a S/ 7.7 million increase in interest and similar income as a result of a higher volume of assets, partially offset by a S/ 2.6 million increase in interest and similar expenses.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ 8.3 million in 4Q19, compared to a loss of S/ 0.6 million in 3Q19 and a recovery of S/ 11.0 million in 4Q18.

The quarterly performance was mainly due to an additional provision for impairment on financial investments, while the annual performance was mainly explained by a S/ 10.7 million reversion of provision for impairment loss in 4Q18, associated with investments which were sold in such quarter.

OTHER INCOME

Other income related to investments was S/ 42.4 million in 4Q19, a decrease of S/ 4.6 million QoQ and an increase of S/ 27.9 million YoY.

The quarterly reduction was mainly due to decreases of S/ 12.9 million in valuation gain from investment property, S/ 4.2 million in net gain on sale of financial investments and S/ 2.4 million in rental income, partially offset by increases of S/ 11.8 million in net gain on financial assets at fair value and S/ 3.2 million in gain on sale of investment property.

The annual increase was mainly explained by growth of S/ 34.6 million in net gain on sale of financial investments, S/ 4.1 million in rental income and S/ 3.0 million in net gain on financial assets at fair value, partially offset by decreases of S/ 6.8 million in valuation gain from investment property and S/ 4.3 million in gain on sale of investment property.

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Net premiums	172.1	157.5	156.1	(0.9)%	(9.3)%
Adjustment of technical reserves	(50.4)	(37.5)	(48.2)	28.4%	(4.4)%
Net claims and benefits incurred	(189.5)	(182.9)	(187.2)	2.3%	(1.2)%
Total premiums earned minus claims and benefits	(67.7)	(62.9)	(79.3)	26.0%	17.1%

Total premiums earned minus claims and benefits were S/ -79.3 million in 4Q19, a decrease of S/ 16.4 million QoQ and S/ 11.6 million YoY.

The quarterly reduction was due to S/ 10.7 million higher adjustment of technical reserves and an increase of S/ 4.3 million in net claims and benefits incurred.

The annual performance was explained by S/ 16.0 million lower net premiums, partially offset by reductions of S/ 2.3 million in net claims and benefits incurred, and S/ 2.2 million in adjustment of technical reserves.

22

NET PREMIUMS

Net Premiums by Business Line

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Annuities	77.9	64.0	62.6	(2.1)%	(19.6)%
D&S	7.6	0.1	0.0	n.m.	n.m.
Individual Life	34.2	32.9	34.3	4.1%	0.2%
Retail Insurance	52.5	60.5	59.2	(2.2)%	12.8%
Net Premiums	172.1	157.5	156.1	(0.9)%	(9.3)%

Net premiums were S/ 156.1 million in 4Q19, a decrease of S/ 1.4 million, or 0.9%, QoQ and S/ 16.0 million, or 9.3%, YoY.

The quarterly reduction was mainly explained by decreases of S/ 1.4 million in annuities and S/ 1.3 million in retail insurance, partially offset by growth of S/ 1.4 million in individual life premiums.

The annual performance in net premiums was mainly due to decreases of S/ 15.3 million in annuities and S/ 7.6 million in disability and survivorship premiums, the latter due to the expiration of Seguros Sura’s disability and survivorship contract in December 2018. These factors were partially offset by S/ 6.7 million higher retail insurance premiums.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Annuities	(45.4)	(19.9)	(25.1)	26.1%	(44.7)%
Individual Life	(4.7)	(15.6)	(23.5)	50.4%	n.m.
Retail Insurance	(0.3)	(2.0)	0.4	n.m.	n.m.
Adjustment of technical reserves	(50.4)	(37.5)	(48.2)	28.4%	(4.4)%

Adjustment of technical reserves was S/ 48.2 million in 4Q19, an increase of S/ 10.7 million QoQ and a reduction of S/ 2.2 million YoY.

The quarterly growth was mainly due to increases of S/ 7.9 million in individual life and S/ 5.2 million in annuities, while the annual reduction was explained by a decrease of S/ 20.3 million in annuities, partially offset by an increase of S/ 18.8 million in individual life.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Annuities	(159.4)	(163.6)	(170.5)	4.2%	7.0%
D&S	(12.2)	0.3	(1.2)	n.m.	(89.8)%
Individual Life	(1.2)	(1.6)	(1.4)	(13.9)%	19.8%
Retail Insurance	(16.7)	(17.9)	(14.0)	(21.8)%	(16.1)%
Net claims and benefits incurred	(189.5)	(182.9)	(187.2)	2.3%	(1.2)%

23

Net claims and benefits incurred reached S/ 187.2 million in 4Q19, an increase of S/ 4.3 million QoQ and a decrease of S/ 2.3 million YoY.

The quarterly growth was mainly the result of a S/ 6.9 million increase in annuity benefits, partially offset by a S/ 3.9 million reduction in retail insurance, attributable to lower claims in credit life insurance.

The annual reduction in net claims and benefits incurred was explained by decreases of S/ 11.0 million in disability and survivorship claims, associated with the expiration of Seguros Sura’s disability and survivorship contract in December 2018, and S/ 2.7 million in retail insurance, partially offset by a S/ 11.1 million growth in annuity benefits.

OTHER EXPENSES

Other Expenses

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Salaries and employee benefits	(19.7)	(17.9)	(19.7)	9.8%	(0.3)%
Administrative expenses	(14.4)	(13.9)	(15.7)	13.4%	8.9%
Depreciation and amortization	(5.0)	(4.8)	(5.7)	19.3%	14.5%
Expenses related to rental income	(1.5)	(1.1)	(1.1)	0.6%	(24.1)%
Other	(32.6)	(37.1)	(36.7)	(1.2)%	12.6%
Other expenses	(73.2)	(74.8)	(78.9)	5.5%	7.8%

Other expenses increased S/ 4.1 million QoQ, or 5.5%, and S/ 5.7 million YoY, or 7.8%.

The quarterly growth was explained by increases of S/ 1.8 million, both in salaries and employee benefits and administrative expenses.

The annual increase in other expenses was mainly due to growth of S/ 4.1 million in other expenses such as third-party commissions, S/ 1.3 million in administrative expenses and S/ 0.7 million in depreciation and amortization.

24

Inteligo

SUMMARY

2019 Performance

Inteligo’s profits reached S/ 200.3 million in 2019, a S/ 2.7 million, or 1.4%, increase compared to the previous year. This result was mainly attributable to a 75.8% increase in other income due to improved market conditions by year-end, partially offset by higher other expenses.

It is worth noting that figures for 2018 and 2017 have been restated to reflect the incorporation of Interfondos in early 2019.

On the commercial front, Inteligo’s prospection process showed good results in terms of new account openings. Accordingly, Inteligo’s AUM increased 4.3% in 2019.

Inteligo’s ROAE was 24.7% in 2019, below the 25.7% reported in 2018.

S/ million	2018	2018	2019	%chg QoQ	%chg YoY
Interest and similar income	151.8	154.1	168.0	9.0%	1.5%
Interest and similar expenses	(53.9)	(44.1)	(61.5)	39.4%	(18.1)%
Net interest and similar income	97.9	110.0	106.5	(3.2)%	12.3%
Impairment loss on loans, net of recoveries	2.5	0.8	(0.0)	n.m.	(69.1)%
Recovery (loss) due to impairment of financial investments	(15.3)	1.8	(0.7)	n.m.	n.m.
Net interest and similar income after impairment loss	85.2	112.6	105.8	(6.0)%	32.1%
Fee income from financial services, net	152.0	164.2	164.3	0.1%	8.0%
Other income	76.7	33.2	58.4	75.8%	(56.7)%
Other expenses	(111.7)	(106.5)	(123.3)	15.8%	(4.6)%
Income before translation result and income tax	202.2	203.5	205.3	0.9%	0.6%
Translation result	1.2	(0.2)	1.4	n.m.	n.m.
Income tax	(4.3)	(5.7)	(6.4)	12.1%	33.3%
Profit for the period	199.2	197.5	200.3	1.4%	(0.8)%
ROAE	26.7%	25.7%	24.7%
Efficiency ratio	33.5%	35.2%	37.3%

Inteligo’s net interest and similar income was S/ 106.5 million in 2019, a S/ 3.5 million, or 3.2%, decrease compared to 2018. This was mainly explained by a compression in spreads due to slightly higher rates paid to client deposits.

Net fee income from financial services was S/ 164.3 million, relatively stable compared to the year before.

Other income was S/ 58.4 million, a S/ 25.2 million or 75.8% increase mainly attributable to positive mark-to-market valuations on investments.

Other expenses increased S/ 16.8, or 15.8% for the period, mainly explained by the amortization of assets acquired as part of the Interfondos transaction and the constitution of Inteligo USA earlier in the year.

4Q19 Performance

Inteligo’s net profit in 4Q19 was S/ 69.6 million, a S/ 50.7 million or more than threefold increase QoQ, and a S/ 24.6 million or 54.6% increase YoY.

The main driver of growth in profits was the contribution of other income, which reflected strong gains in 4Q19 associated with positive mark-to-market conditions in Inteligo’s proprietary portfolio. A S/ 5.7 million QoQ increase in fee income from financial services helped further the quarterly performance

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and higher assets under management. Accordingly, Inteligo’s AUM grew 1.4% QoQ and 4.3% YoY as of 4Q19.

25

As a consequence of these results, Inteligo’s ROAE was 33.6% in 4Q19, better than the 9.7% registered in 3Q19 and the 22.9% reported in 4Q18.

Wealth Management Segment’s P&L Statement

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Interest and similar income	42.1	42.5	41.0	(3.5)%	(2.7)%
Interest and similar expenses	(12.6)	(15.9)	(16.3)	2.2%	29.5%
Net interest and similar income	29.5	26.6	24.7	(6.9)%	(16.3)%
Impairment loss on loans, net of recoveries	0.0	0.0	0.0	n.m.	85.2%
Recovery (loss) due to impairment of financial investments	(0.2)	(0.5)	(0.0)	(96.4)%	(91.6)%
Net interest and similar income after impairment loss	29.3	26.1	24.7	(5.2)%	(15.8)%
Fee income from financial services, net	41.6	41.3	47.0	13.8%	13.0%
Other income	4.5	(8.9)	30.0	n.m.	n.m.
Other expenses	(28.7)	(34.6)	(33.2)	(4.2)%	15.5%
Income before translation result and income tax	46.8	23.9	68.6	n.m.	46.6%
Translation result	0.1	(3.2)	2.3	n.m.	n.m.
Income tax	(1.8)	(1.7)	(1.3)	(25.7)%	(29.3)%
Profit for the period	45.0	18.9	69.6	n.m.	54.6%
ROAE	22.9%	9.7%	33.6%
Efficiency ratio	37.7%	58.6%	32.4%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 18,340.6 million in 4Q19, a S/ 253.8 million or 1.4% increase QoQ and a S/ 747.9 million or 4.3% growth YoY; mostly due to new account openings, which generated an influx of funds resulting from strengthened prospection and client conversion strategies at Inteligo.

Client deposits reached S/ 2,861.5 million in 4Q19, a S/ 196.6 million or 6.4% decrease for the quarter, albeit increasing 9.7% or S/ 252.8 million YoY. The annual growth was mainly related to funding obtained from new account openings.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	1.6	5.4	4.0	(25.4)%	n.m.
Financial Investments	23.4	18.0	18.2	1.1%	(22.3)%
Loans	17.1	19.1	18.8	(1.7)%	9.7%
Total interest and similar income	42.1	42.5	41.0	(3.5)%	(2.7)%
Interest and similar expenses
Deposits and obligations	(10.2)	(13.5)	(14.3)	5.8%	39.2%
Due to banks and correspondents	(2.3)	(2.4)	(2.0)	-18.1%	-13.7%
Total interest and similar expenses	(12.6)	(15.9)	(16.3)	2.2%	29.5%
Net interest and similar income	29.5	26.6	24.7	(6.9)%	(16.3)%

26

Inteligo’s net interest and similar income was S/ 24.7 million in 4Q19, a S/ 1.8 million or 6.9% decrease when compared with 3Q19. This was mainly explained by lower interest income associated with a reduced treasury position in the quarter.

Net interest and similar income decreased S/ 4.8 million or 16.3% YoY. This was a consequence of the higher cost of client deposits through the year.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Income
Brokerage and custody services	4.9	6.3	3.4	(46.1)%	(31.1)%
Funds management	37.5	35.4	44.0	24.4%	17.5%
Total income	42.4	41.7	47.5	13.7%	11.8%
Expenses
Brokerage and custody services	(0.7)	(0.3)	(0.3)	(21.7)%	(65.2)%
Others	(0.1)	(0.1)	(0.2)	38.7%	n.m.
Total expenses	(0.8)	(0.4)	(0.4)	(6.3)%	(49.3)%
Fee income from financial services, net	41.6	41.3	47.0	13.8%	13.0%

Net fee income from financial services was S/ 47.0 million in 4Q19, an increase of S/ 5.7 million or 13.8% when compared to the previous quarter. On a YoY basis, net fee income from financial services increased S/ 5.4 million or 13.0%. Growth in fee income was mainly explained by rebalancing activities implemented in client portfolios throughout the year, together with portfolio implementation strategies for new client funds and brokerage fees generated by go-to-market operations – primarily IPO’s.

OTHER INCOME

Other income

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Net gain on sale of financial investments	9.2	4.2	(0.2)	n.m.	n.m.
Net trading gain (loss)	(3.1)	(11.2)	32.5	n.m.	n.m.
Other	(1.6)	(1.9)	(2.4)	25.4%	47.4%
Total other income	4.5	(8.9)	30.0	n.m.	n.m.

Inteligo’s other income reached S/ 30.0 million in 4Q19, an increase of S/ 38.9 million QoQ and S/ 25.5 million YoY, attributable to positive mark-to-market valuations on Inteligo’s proprietary portfolio during 4Q19.

OTHER EXPENSES

Other expenses

S/ million	4Q18	3Q19	4Q19	%chg QoQ	%chg YoY
Salaries and employee benefits	(15.0)	(16.7)	(17.8)	6.7%	18.8%
Administrative expenses	(11.1)	(10.5)	(10.6)	0.7%	(4.5)%
Depreciation and amortization	(2.5)	(7.4)	(4.6)	(37.7)%	86.7%
Other	(0.2)	(0.0)	(0.2)	n.m.	(3.6)%
Total other expenses	(28.7)	(34.6)	(33.2)	(4.2)%	15.5%
Efficiency ratio	37.7%	58.6%	32.4%

Other expenses reached S/ 33.2 million in 4Q19, a decrease of S/ 1.4 million or 4.2% QoQ and an increase of S/ 4.5 million or 15.5% YoY. This was mainly related to the amortization of assets acquired as part of the Interfondos transaction.

27

Intercorp Financial Services Inc. and Subsidiaries

Interim condensed consolidated financial statements as of December 31, 2019 (unaudited) and 2018 (audited) and for the years then ended

Interim condensed consolidated financial statements as of December 31, 2019 (unaudited) and 2018 (audited) and for the years then ended

Content

Interim condensed consolidated financial statements

Interim condensed consolidated statements of financial position	3

Interim condensed consolidated statements of income	4

Interim condensed consolidated statements of other comprehensive income	5

Interim condensed consolidated statements of changes in equity	6

Interim condensed consolidated statements of cash flows	7

Notes to the interim condensed consolidated financial statements	9

Interim condensed consolidated statements of financial position

As of December 31, 2019 (unaudited) and 2018 (audited)

	Note	2019	2018
		S/(000)	S/(000)
Assets
Cash and due from banks	3
Non-interest bearing		2,694,280	3,102,250
Interest bearing		7,153,180	3,991,629
Restricted funds		1,270,937	1,286,532
		11,118,397	8,380,411
Inter-bank funds		85,006	495,037
Financial investments	4	19,073,519	17,629,445
Loans, net	5
Loans, net of unearned interest		38,531,632	34,325,721
Impairment allowance for loans		(1,394,779)	(1,364,804)
		37,136,853	32,960,917
Investment property	6	972,096	986,538
Property, furniture and equipment, net	2(c)	917,831	622,525
Due from customers on acceptances		139,685	132,961
Intangibles and goodwill, net		979,262	954,546
Accounts receivable and other assets, net	7	1,051,872	1,502,554
Deferred Income Tax asset, net		44,983	79,475
Total assets		71,519,504	63,744,409
Liabilities and equity
Deposits and obligations	8
Non-interest bearing		5,644,238	5,321,025
Interest bearing		32,448,986	28,360,925
		38,093,224	33,681,950
Inter-bank funds		169,138	—
Due to banks and correspondents	9	3,979,637	4,293,361
Bonds, notes and other obligations	10	6,891,091	6,496,778
Due from customers on acceptances		139,685	132,961
Insurance contract liabilities	11	11,338,810	10,300,468
Accounts payable, provisions and other liabilities	7	2,004,458	1,750,363
Deferred Income Tax liability, net		13	52
Total liabilities		62,616,056	56,655,933
Equity, net	12
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	963,446
Treasury stock		(196)	(208,178)
Capital surplus		530,456	268,077
Reserves		4,700,000	4,700,000
Unrealized results, net		442,905	121,686
Retained earnings		2,145,688	1,203,043
		8,856,870	7,048,074
Non-controlling interest		46,578	40,402
Total equity, net		8,903,448	7,088,476
Total liabilities and equity, net		71,519,504	63,744,409

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of income

For the years ended December 31, 2019 (unaudited) and 2018 (audited)

	Note	2019	2018
		S/(000)	S/(000)
Interest and similar income	14	4,847,216	4,321,282
Interest and similar expenses	14	(1,407,897)	(1,170,586)
Net interest and similar income		3,439,319	3,150,696
Impairment loss on loans, net of recoveries	5(c)	(750,811)	(660,072)
(Loss) recovery to impairment on financial investments	4(c)	(6,790)	13,077
Net interest and similar income after impairment loss		2,681,718	2,503,701
Fee income from financial services, net	15	925,885	874,426
Net gain on foreign exchange transactions		201,352	228,160
Net gain on sale of financial investments		120,689	14,240
Net gain on financial assets at fair value through profit or loss	7(b) (iii)	103,210	11,979
Net gain on investment property	6(b)	96,168	85,298
Other income	16	70,660	69,043
		1,517,964	1,283,146
Insurance premiums and claims
Net premiums earned	17	426,608	328,566
Net claims and benefits incurred for life insurance contracts and others		(722,305)	(736,032)
		(295,697)	(407,466)
Other expenses
Salaries and employee benefits		(798,774)	(755,914)
Administrative expenses		(786,362)	(775,254)
Depreciation and amortization		(262,015)	(164,698)
Other expenses	16	(131,163)	(141,615)
		(1,978,314)	(1,837,481)
Income before translation result and Income Tax		1,925,671	1,541,900
Translation result		17,770	(34,991)
Income Tax	13(c)	(493,326)	(415,515)
Net profit for the year		1,450,115	1,091,394
Attributable to:
IFS’s shareholders		1,441,258	1,084,280
Non-controlling interest		8,857	7,114
		1,450,115	1,091,394
Earnings per share attributable to IFS’s shareholders (stated in Soles)	18	12.778	9.818
Weighted average number of outstanding shares (in thousands)	18	112,789	110,436

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of other comprehensive income

For the years ended December 31, 2019 (unaudited) and 2018 (audited)

	2019	2018
	S/(000)	S/(000)
Net profit for the year	1,450,115	1,091,394
Other comprehensive income that will not be reclassified to the consolidated income statements in subsequent periods:
Unrealized gain of equity instruments at fair value through other comprehensive income	181,570	41,398
Income Tax	(64,679)	26
Total unrealized gains that will not be reclassified to the consolidated income statements	116,891	41,424
Other comprehensive income to be reclassified to the consolidated income statements in subsequent periods:
Net variation of debt instruments at fair value through other comprehensive income	1,263,135	(478,005)
Income Tax	7,878	6,309
	1,271,013	(471,696)
Insurance premiums reserve	(1,001,073)	750,794
Net variation of cash flow hedges	(63,938)	38,453
Income Tax	13,052	(10,335)
	(50,886)	28,118
Translation of foreign operations	(14,507)	26,589
Total unrealized gains to be reclassified to the consolidated income statements in subsequent periods	204,547	333,805
Total other comprehensive income for the period, net of Income Tax	1,771,553	1,466,623
Attributable to:
IFS’s shareholders	1,762,477	1,460,736
Non-controlling interest	9,076	5,887
	1,771,553	1,466,623

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of changes in equity

For the years ended December 31, 2019 (unaudited) and 2018 (audited)

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated income statements	Instruments that will be reclassified to the consolidated income statements
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2018 (Restated, Note 2.2)	113,110	(5,428)	963,446	(467,200)	268,077	3,700,000	105,619	238,348	(675,095)	(36)	76,394	1,507,674	5,717,227	35,780	5,753,007
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,084,280	1,084,280	7,114	1,091,394
Other comprehensive income	—	—	—	—	—	—	41,935	(470,685)	750,670	27,947	26,589	—	376,456	(1,227)	375,229
Total other comprehensive income	—	—	—	—	—	—	41,935	(470,685)	750,670	27,947	26,589	1,084,280	1,460,736	5,887	1,466,623
Declared and paid dividends, Note 12(a)	—	—	—	—	—	—	—	—	—	—	—	(510,688)	(510,688)	—	(510,688)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,969)	(2,969)
Transfer from retained earnings to reserves	—	—	—	—	—	1,000,000	—	—	—	—	—	(1,000,000)	—	—	—
Sale of treasury stock, Note 12(c)	—	3,010	—	259,022	—	—	—	—	—	—	—	123,705	382,727	862	383,589
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	8,972	8,972	63	9,035
Purchase of non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(161)	(161)
Others	—	—	—	—	—	—	—	—	—	—	—	(10,900)	(10,900)	940	(9,960)
Balance as of December 31, 2018	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	147,554	(232,337)	75,575	27,911	102,983	1,203,043	7,048,074	40,402	7,088,476
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,441,258	1,441,258	8,857	1,450,115
Other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	(50,669)	(14,507)	—	321,219	219	321,438
Total other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	(50,669)	(14,507)	1,441,258	1,762,477	9,076	1,771,553
Initial Public Offering, Note 1(b)	2,337	2,418	74,571	208,178	262,379	—	—	—	—	—	—	138,997	684,125	814	684,939
Declared and paid dividends, Note 12(a)	—	—	—	—	—	—	—	—	—	—	—	(654,464)	(654,464)	—	(654,464)
Purchase of treasury stock, Note 12(c)	—	(1)	—	(196)	—	—	—	—	—	—	—	—	(196)	—	(196)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,630)	(3,630)
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	11,422	11,422	80	11,502
Others	—	—	—	—	—	—	—	—	—	—	—	5,432	5,432	(164)	5,268
Balance as of December 31, 2019	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of cash flows

For the years ended December 31, 2019 (unaudited) and 2018 (audited)

	2019	2018
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the year	1,450,115	1,091,394
Plus (minus)
Impairment loss on loans, net of recoveries	750,811	660,072
Loss (recovery) impairment on financial investments	6,790	(13,077)
Depreciation and amortization	262,015	164,698
Provision for sundry risks	3,872	3,504
Provision for asset seized	355	9,754
Deferred Income Tax	38,554	13,727
Net gain on sale of financial investments	(120,689)	(14,240)
Net gain of financial assets at fair value through profit or loss	(103,210)	(11,979)
Net gain for the valuation of investment property	(54,493)	(47,765)
Translation result	(17,770)	34,991
Net loss (gain) on sale of investment property	7,164	(4,655)
Decrease (increase) in accrued interest receivable	3,221	(64,215)
Increase in accrued interest payable	48,307	24,627
Net changes in assets and liabilities
Net increase in loans	(4,938,144)	(5,421,176)
Decrease (increase) in accounts receivable and other assets, net	57,914	(345,839)
Net decrease in restricted funds	15,240	673,907
Increase in deposits and obligations	4,373,366	1,045,762
Decrease in due to banks and correspondents	(320,775)	(124,017)
Increase in accounts payable, provisions and other liabilities	896,383	908,920
Income Tax paid	(413,001)	(426,356)
Decrease (increase) of investments at fair value through profit or loss	67,824	(189,001)
Net cash provided by (used in) operating activities	2,013,849	(2,030,964)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of cash flows (continued)

	2019	2018
	S/(000)	S/(000)
Cash flows from investing activities
Net sale (purchase) of financial investments	175,847	(269,847)
Purchase of property, furniture and equipment	(68,324)	(72,709)
Purchase of intangible assets	(142,539)	(127,928)
Purchase of investment property	(60,865)	(55,795)
Sale of investment property	129,800	226,091
Net cash provided by (used in) investing activities	33,919	(300,188)
Cash flows from financing activities
Dividends payed	(654,464)	(510,688)
Net increase of bonds, notes and other obligations	479,331	585,139
Net decrease (increase) in receivable inter-bank funds	410,031	(93,821)
Net increase (decrease) in payable inter-bank funds	169,138	(30,008)
Initial Public Offering, net of related expenses, Note 1(b)	396,558	—
(Purchase) sale of treasury stock	(196)	383,589
Dividend payments to non-controlling interest	(3,630)	(2,969)
Lease payments	(117,262)	(115,304)
Net cash provided by financing activities	679,506	215,938
Net increase (decrease) in cash and cash equivalents	2,727,274	(2,115,214)
Loss (gain) from translation result on cash and cash equivalents	26,915	(23,341)
Cash and cash equivalents at the beginning of the year	7,087,062	9,225,617
Cash and cash equivalents at the end of the period, Note 3	9,841,251	7,087,062
Supplementary cash flow information:
Cash paid during the period for
Interest	1,285,163	1,089,114
Cash received during the period from
Interest	4,772,616	4,191,721

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

As of December 31, 2019 (unaudited) and December 31, 2018 (audited)

1.	Business activity, Initial Public Offering and business combinations
(a)	Business activity

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”) is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006 and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2019 Intercorp Perú holds directly and indirectly 70.62 percent of IFS’s capital stock and outstanding capital stock (76.46 percent, of IFS’s capital stock, equivalent 75.94 percent of IFS’s outstanding capital stock as of December 31, 2018).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2019 and 2018, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”) and 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”). As of December 31, 2018, IFS also held 99.42 percent of the capital stock of Hipotecaria Sura Empresa Administradora Hipotecaria S.A. (henceforth “Hipotecaria Sura”). Interbank and Interseguro operate in Peru, while Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly operated in Peru and Panama.

The interim condensed consolidated financial statements of IFS and Subsidiaries as of December 31, 2019, were approved by the Board of Directors held on February 13, 2020.

(b)	Initial Public Offering

On July 3, 2019, following the approval by the Board, IFS filed with the Securities and Exchange Commission of the United States of America (“SEC”), a Registration Statement under Form F-1 of the Securities Exchange Act of 1933 of the United States of America, in relation with a proposal of an Initial Public Offering of IFS’s common shares.

On July 18, 2019, IFS announced the Initial Public Offering of approximately 9,000,000 common shares at a price of US$46.00 per share, with sellers being: (i) IFS, (ii) Interbank, (iii) Intercorp Perú and (iv) a non-related shareholder. Also, IFS granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 1,350,000 additional new common shares.

As a result of said Offering, IFS sold 2,418,754 common shares held as treasury stock (including shares sold by Interbank), and 1,150,000 new common shares to be issued. Intercorp Perú sold 2,531,246 shares and the non-related shareholder sold 3,000,000 shares. Also, the underwriters exercised the purchase option over 1,186,841 new common shares.

In this sense, IFS and Subsidiaries together sold 4,755,595 shares at US$ 46 per share. The sale value amounted to approximately US$218,757,000 (before issuance expenses).

The total impact of the Offering over the Company’s net equity, minus the issuance expenses, amounted to S/684,125,000 (approximately US$208,384,000), mainly explained by the following:

(i)

Issuance of 2,336,841 shares, with an impact of S/336,950,000, out of which S/74,571,000 corresponded to capital stock and S/262,379,000 to capital surplus (net of issuance expenses for S/15,957,000); see Note 12(a).

(ii)	Sale of treasury stock (2,418,754 shares), including shares sold by Interbank, with total impact of S/347,175,000, with impact on the captions “Treasury stock” and “Retained earnings”; see Note 12(c).

(c)	Business combinations

In May 2017, IFS entered into an agreement with Sura Asset Management S.A. (Colombia), Sura Asset Management Perú S.A. (Peru) and Grupo Wiese (Peru) for the purchase of shares, which resulted in the direct and indirect acquisition of up to 100 percent of Seguros Sura S.A. (henceforth “Seguros Sura”) and up to 100 percent of Hipotecaria Sura. The acquisition was approved by Peru’s Superintendence of Banking, Insurance and Private Pension Funds Administrators (henceforth “SBS”, by its Spanish acronym) on September 28, 2017.

As a consequence, in November 2017, IFS acquired directly and indirectly 99.39 percent of Seguros Sura’s capital stock and 99.42 percent of Hipotecaria Sura’s capital stock.

The price of the overall transaction was US$275,865,000 (equivalent to approximately S/891,911,000).

In accordance with the legal regulations in force in Peru and in compliance with the deadlines established by the SBS, Interseguro absorbed Seguros Sura on March 31, 2018.

The acquisitions were recorded in accordance with the “Acquisition method” established by IFRS 3 "Business Combinations". The costs related to the acquisition, amounting to S/7,863,000, were recorded as an expense at the date of adquisition.

Following are the fair values of the acquired entities:

Fair value of the acquired entities
S/(000)
Seguros Sura S.A.
Assets	5,543,147
Liabilities	(5,287,650)
Hipotecaria Sura S.A.
Assets	12,560
Liabilities	(2,452)
Total net assets identified	265,605
Non-controlling interest – proportionate share of the acquired entities’ net assets	(1,912)
Goodwill	628,218
Consideration transferred	891,911

The net cash flow used in the acquisition is presented below:

S/(000)
Consideration transferred	891,911
Cash and due from banks of the acquired entities	(239,247)
Transaction cost of the acquisition	7,863
660,527

The goodwill represents the future synergies that are expected to arise from the combination of operations, distribution channels, workforce and other efficiencies not included in the intangible assets of the present value of acquired in-force business.

The net assets of the acquired entities recognized in the consolidated financial statements of IFS at the acquisition date were based on a preliminary fair value assessment. During 2018, Management completed the review of the fair value estimate of insurance contracts liabilities as of the acquisition date and, as consequence, the net identifiable assets were modified. Amendments were therefore made to the net identifiable assets, as detailed below:

	Preliminary balance	Amendment	Amended balance
	S/(000)	S/(000)	S/(000)
Insurance contracts liabilities	(5,210,487)	195,339	(5,015,148)
Goodwill	628,218	(195,339)	432,879

On the other hand, in February 2019, Hipotecaria Sura was liquidated, to be subsequently extinguished in October of the same year.

2.	Significant accounting policies
(a)	Basis of presentation and use of estimates

The interim condensed consolidated financial statements as of December 31, 2019, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s consolidated audited financial statements as of December 31, 2018 and 2017, and as of January 1, 2017 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim condensed consolidated financial statements have been prepared on a historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim condensed consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim condensed consolidated financial statements, in conformity with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim condensed consolidated financial statements.

Estimates and criteria are continually assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim condensed consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as the estimated useful life of intangible assets, property, furniture and equipment, and the estimation of deferred Income Tax.

Regarding the liabilities for insurance contracts, in the second quarter of 2018, the Group made the following changes in its accounting estimates related to the determination of these liabilities:

(i)	Adoption of new mortality tables (SPP 2017)

Through SBS Resolution No.886-2018 dated March 7, 2018, the SBS published the new Peruvian mortality and morbidity tables “SPP-S-2017” and “SPP-I-2017” (for men and women) to be used in mathematical reserve calculations of pensions from the Private Pension System (“SPP”, by its Spanish acronym) and the Complementary Insurance of Hazardous Work. These tables gather updated information from Peru’s SPP and show the recent changes in life expectancy. From June 1, 2018, the Group decided to use these new tables for its pension reserve calculation.

(ii)	Changes in the assumptions used in calculating interest rates to discount pension reserves

Until May 31, 2018, in order to discount claim reserves, Interseguro used the average market rate of its financial assets portfolio for the matching currency pension flows and a reinvestment rate of 3 percent for non-matching currency pension flows. From the second quarter 2018, Interseguro modified the estimation of these assumptions, using the risk-free rate due to the currency of Peruvian government’s sovereign yield curves plus an illiquidity premium as a portion of the corporate bonds spread that is not related to loss given default or the cost of credit rating downgrade. These corporate bonds spread is calculated based on the performance of the asset portfolio designated by Interseguro to cover its pension obligations.

In accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” and since the changes above result from new information or events and are not error corrections nor related to previous periods, they are considered changes in accounting estimations and its effects must be recognized prospectively and included in the interim condensed consolidated income statements for:

(i)	The period in which a change occurs, if it affects only such period; or
(ii)	The period in which a change occurs and future periods, if it affects all of them.

As a consequence, Management considered that the changes in the mortality and morbidity tables and in the method for determining the discount interest rate reflected a better accounting estimation of insurance contracts liabilities, so they were recorded during the second quarter of 2018; see Note 4.6 (a) and (b) of the Annual Consolidated Financial Statements.

(b)	Change in accounting policy

As of December 31, 2017, the Subsidiary Interseguro recognized in its income statements the effect of the change in the value of liabilities coming from retirement, disability and survivor’s pensions, caused by the variations in the market interest rates used to discount these liabilities. In the first quarter of 2018, Management decided to modify its accounting policy in order to show the effect of the change in market interest rates on the interim condensed consolidated statements of other comprehensive income. This change was made to reduce volatility in the profits or losses associated to the effect of changes in market interest rates, as the financial assets supporting such insurance liabilities are measured at fair value through other comprehensive income.  According to IAS 8, as the aforementioned change constitutes a voluntary change in the accounting policy of the Company and, in compliance with said the standard, was applied retrospectively, see Note 4.2.1 of the Annual Consolidated Financial Statements.

(c)	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019, as detailed below.

The Group has adopted, for the first time, IFRS 16 “Leases” and, as required by IAS 34, the nature and effect of these changes are disclosed below:

•IFRS 16 “Leases”

IFRS 16 supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement Contains a Lease”, SIC 15 “Operating Leases-Incentives” and SIC 27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

As permitted by the transitional provisions of IFRS 16, the Group elected to apply the modified retrospective approach and has not restated figures from previous periods. Under this method, the Group recognizes lease liabilities for an amount equivalent to the current values of future payments agreed as of January 1, 2019. The Group also chose to use the recognition exemptions for lease contracts that, at the commencement date, corresponded to low-value assets.

The effect of first adoption of IFRS 16 as of January 1, 2019, was as follows:

S/(000)
Assets
Property, furniture and equipment (Right-of-use-assets)	341,746
Liabilities
Accounts payable, provisions and other liabilities (Lease liabilities)	341,746

The first adoption of IFRS 16 did not have impact neither on the interim condensed consolidated statements of income nor on the interim condensed consolidated statements of changes in the Group’s equity as of January 1, 2019.

On the other hand, lessor accounting under IFRS 16 is substantially unchanged from the one under IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Group is the lessor.

(c.1)	Nature of the effect of adoption of IFRS 16

Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease is classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the fair value of the inception date of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in the consolidated income statements on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under the captions “Deferred charges” and Other accounts payable, respectively. Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Group.

•	Leases previously classified as finance leases

The Group did not change the initial amounts of recognized assets and liabilities at the date of initial adoption for leases previously classified as finance leases (i.e., the right-of-use-assets and lease liabilities equal the lease assets and liabilities recognized under IAS 17). The requirements of IFRS 16 were applied to these leases from January 1, 2019.

•	Leases previously classified as operating leases

The Group recognized right-of-use-assets and lease liabilities for leases previously classified as operating leases, except for leases of low-value assets. The right-of-use-assets for most leases were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted by using the incremental borrowing rate at the date of initial application.

The Group also applied the available practical expedients wherein it:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics.
•	Relied on its assessment of whether leases are onerous immediately before the date of initial application.
•	Applied the exemption to leases of low-value assets at the date of initial application.
•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

The leases liabilities as of January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

S/(000)
Operating lease commitments as of December 31, 2018	508,085
Weighted average incremental borrowing rate as of January 1, 2019	5.58%
Discounted operating lease commitments as of January 1, 2019	341,749
Minus:
Commitments relating to leases of low-value assets	(3)
Lease liabilities as of January 1, 2019	341,746

(c.2)	Summary of new accounting policies after the adoption of IFRS 16

Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

•	Right-of-use-assets

The Group recognizes right-of-use-assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use-assets are measured at cost, minus any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use-assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use-assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use-assets are subject to impairment.

•	Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate it. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Leases and leases of low-value assets

The Group applies the lease of low-value assets recognition exemption to leases of small items of office furniture. Lease payments and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

•	Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its leases, to lease the assets for additional terms. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal the lease. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The Group includes the renewal period as part of the lease term for leases, if it is appropriate, based on the paragraphs described above.

(c.3)	Amounts recognized in the statements of financial position and interim condensed consolidated statements of income

Set out below, are the carrying amounts of the Group’s right-of-use-assets and lease liabilities and the movements during the period:

	Right-of-use-assets
	Land	Buildings and facilities	Furniture and equipment	Total	Lease liabilities
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of January 1, 2019	56,657	285,089	—	341,746	341,746
Additions	10,290	53,601	2,292	66,183	64,773
Disposals and/or sales	—	(30,194)	—	(30,194)	(30,234)
Depreciation expense	(2,235)	(71,171)	(477)	(73,883)	—
Interest expense	—	—	—	—	16,283
Payments	—	—	—	—	(82,995)
Others	(801)	—	—	(801)	(849)
As of December 31, 2019	64,712	237,325	1,815	303,852	308,724

•	Interpretation of IFRIC 23 “Uncertainty over Income Tax Treatments”

The Interpretation addresses the accounting for income tax when tax treatments involve uncertainty that affects the application of IAS 12 “Income Taxes”. The interpretation does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately.
•	The assumptions an entity makes about the examination of tax treatments by taxation authorities.
•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
•	How an entity considers changes in facts and circumstances.

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

IFS and its Subsidiaries domiciled in the Republic of Panama and the Bahamas are not subject to any income tax or capital gains tax, and Peruvian companies of life insurance are exempted from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance (retirement, disability and survival pensions) and annuities from the Private Pension Funds Administration System – see Note 13(a); however, the Group applied the interpretation from the entry into force; however, as a result of the evaluation made, Management concluded that this interpretation has not affected the interim condensed consolidated financial statements.

•	Amendments to IFRS 9 “Financial Instruments”: Prepayment features with negative compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These amendments had no significant impact on the interim condensed consolidated financial statements of the Group.

•	Amendments to IAS 19 “Employee Benefits”: Plan amendment, curtailment or settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the cost of current services for the remainder of the period after the plan amendment, curtailment or settlement.

The amendments had no impact on the interim condensed consolidated financial statements of the Group as it does not maintain defined benefit plans.

•	Amendments to IAS 28 “Investments in Associates and Joint Ventures”: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28.

These amendments had no impact on the interim condensed consolidated financial statements as the Group does not have long-term interests in associates and joint ventures.

•	Annual improvements 2015 – 2017 cycle
•

IFRS 3 “Business Combinations”, the amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

These amendments have had no impact on the interim condensed consolidated financial statements of the Group as there is no transaction where a joint control is obtained.

•

IFRS 11 “Joint Arrangements”, a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined by IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

These amendments have not had an impact on the interim condensed consolidated financial statements of the Group as there is no transaction where a joint control is obtained.

•

IAS 12 “Income Taxes”, the amendments clarify that the income tax effects of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to shareholders. Therefore, an entity recognizes the income tax effects of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

Although IFS and its Subsidiaries domiciled in the Republic of Panama and the Bahamas are not subject to any income tax or capital gains tax – see Note 13(a), legal entities or natural persons not domiciled in Peru are subject to an additional tax on dividends received from entities domiciled in Peru. In this regard, since the Company controls the Subsidiaries that distribute the dividends, it recognizes the amount of the Income Tax as an expense of the year to which these dividends correspond. Since the Group´s currect practice is in line with these amendments, they have no impact on the interim condensed consolidated financial statements of the Group.

•

IAS 23 “Borrowing Costs”, the amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

These modifications have had no impact on the Group's interim condensed consolidated financial statements because they do not develop qualified assets or obtain financing for these purposes.

(d)	Basis of consolidation

There were no changes in the composition of IFS in the reported period. The interim condensed consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate its Subsidiaries is described in Note 4.3 to the Annual Consolidated Financial Statements.

On the other hand, as described in Note 34 to the Annual Consolidated Financial Statements, in January 2019, Interbank sold Interfondos S.A., Sociedad Administradora de Fondos (henceforth “Interfondos”) to Inteligo Perú Holding S.A.C. The accounting record of said transaction was eliminated for accounting consolidation purposes, so it had no impact on the accompanying interim condensed consolidated financial statements.

3.	Cash and due from banks
(a)	This caption is made up as follows:

	2019	2018
	S/(000)	S/(000)
Cash and clearing	1,867,365	1,860,442
Deposits in the Central Reserve Bank of Peru – BCRP	5,861,570	3,639,927
Deposits in banks	2,112,316	1,586,693
Accrued interest	6,209	6,817
	9,847,460	7,093,879
Restricted funds (b)	1,270,937	1,286,532
Total	11,118,397	8,380,411

(b)	The Group maintains restricted funds related to:

	2019	2018
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	1,208,506	1,189,454
Derivative financial instruments	57,816	92,456
Others	4,615	4,622
Total	1,270,937	1,286,532

(*)

As of December 31, 2019, corresponds to deposits maintained in the BCRP which guarantee repurchase agreements amounting to S/1,205,200,000 (guaranteed repurchase agreements amounting to S/1,154,500,000 as of December 31, 2018), see Note 9(a).

The balance of cash and cash equivalents presented in the interim condensed consolidated statements of cash flows does not include the restricted funds and accrued interest.

4.	Financial investments
(a)	This caption is made up as follows:

	2019	2018
	S/(000)	S/(000)
Financial investments
Debt instruments measured at fair value through other comprehensive income (b)	14,010,830	13,143,526
Investments at amortized cost (e)	2,160,775	1,843,944
Investments at fair value through profit or loss (d)	1,551,537	1,571,468
Equity instruments measured at fair value through other comprehensive income	1,125,721	845,317
Total	18,848,863	17,404,255
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	178,445	185,067
Investments at amortized cost (e)	46,211	40,123
Total	19,073,519	17,629,445

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount
	Amortized			Estimated
	cost	Gains	Losses (c)	fair value	Maturity
	S/(000)	S/(000)	S/(000)	S/(000)
2019
Corporate, leasing and subordinated bonds (*)	7,569,097	643,290	(12,300)	8,200,087	Jan-20 / Jan-114
Peruvian Sovereign Bonds	3,213,581	330,856	(242)	3,544,195	Aug-24 / Feb-55
Negotiable Certificates of Deposit issued by BCRP	1,481,962	1,533	(2)	1,483,493	Jan-20 / Jun-21
Bonds guaranteed by the Peruvian Government	626,087	42,153	(167)	668,073	Oct-24 / Jul -34
Global Bonds of the Republic of Colombia	114,431	551	—	114,982	Jul-21 / Mar-23
Total	13,005,158	1,018,383	(12,711)	14,010,830
Accrued interest				178,445
Total				14,189,275

		Unrealized gross amount
	Amortized			Estimated
	cost	Gains	Losses (c)	fair value	Maturity
	S/(000)	S/(000)	S/(000)	S/(000)
2018
Corporate, leasing and subordinated bonds (*)	7,687,065	80,122	(286,043)	7,481,144	Jan-19 / Jan-114
Peruvian Sovereign Bonds	2,702,571	46,714	(65,955)	2,683,330	Aug-20 / Feb-55
Negotiable Certificates of Deposit issued by BCRP (**)	1,381,011	179	(711)	1,380,479	Jan-19 / Apr-20
Bonds guaranteed by the Peruvian Government	804,309	5,166	(14,477)	794,998	May-24 / Jul -34
Global Bonds of the Republic of Peru	332,311	1,439	(14,692)	319,058	Jul-25 / Feb-55
United States of America Treasury Bonds	83,888	—	(1,039)	82,849	Dec-20 / Oct-23
Global Bonds of the Republic of Colombia	271,482	—	(4,046)	267,436	Mar-19 / Sep-37
Global Bonds of the United Mexican States	105,749	—	(7,133)	98,616	Oct-23 / Sep-34
Global Bonds of the Republic of Chile	36,983	—	(1,367)	35,616	Feb-28
Total	13,405,369	133,620	(395,463)	13,143,526
Accrued interest				185,067
Total				13,328,593

(*)

As of December 31, 2019 and 2018, Inteligo holds corporate bonds from different entities for approximately S/440,409,000 and S/411,047,000, respectively, which guarantee loans with Credit Suisse First Boston and J. Safra Sarasin; see Note 9(a).

(**)

As of December 31, 2018, Interbank holds certificates of deposit issued by the BCRP for approximately S/256,777,000, which guarantee loans with said entity for approximately S/247,456,000; see Note 9(a).

(c)	The Group has determined that the unrealized losses (other than credit risk) on debt instruments as of December 31, 2019 and 2018, are of temporary nature.

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

As of December 31, 2019 and 2018, the detail of investments with unrealized losses (not related to credit risk) of the debt instruments classified as at fair value through other comprehensive income is as follows:

	2019			2018
Issuer	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Maturity as of December 31, 2019	Risk rating as of December 31, 2019 (***)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Peruvian Sovereign Bonds	3,213,581	330,856	(242)	2,702,571	46,714	(65,955)	2024-2055	A- (*)
BBVA Continental	302,668	14,611	(3,301)	199,326	2,039	(4,737)	2020-2033	AA+ (**)
Corporación Financiera de Desarrollo S.A.	300,422	29,406	(1,438)	386,240	—	(19,238)	2025-2046	AA (**)
H2Olmos S.A.	227,018	10,103	—	230,838	—	(4,793)	2025-2032	AA (**)
Fermaca Enterprises S.R.L.	218,733	6,906	—	229,906	—	(11,778)	2038	BBB (*)
Bienes Raíces Uno Trust	180,067	11,417	—	183,572	—	(23,301)	2044	BBB (*)
Mexichem SAB de CV	175,102	9,874	—	178,387	—	(18,048)	2042-2044	BBB- (*)
Línea Amarilla S.A.C.	174,049	14,284	—	173,130	1,042	(4,998)	2037	AA (**)
Southern Perú Copper Corporation	163,340	2,939	—	220,634	—	(7,653)	2020-2035	BBB+ (*)
PA Pacifico Trust	161,799	4,144	—	166,049	—	(12,280)	2035	BBB- (*)
Celulosa Arauco y Constitución S.A.	160,864	2,783	—	163,796	—	(12,295)	2047	BBB- (*)
Global Bonds of the Republic of Colombia	114,431	551	—	271,482	—	(4,046)	2021-2023	BBB (*)
Falabella Perú S.A.A.	101,225	6,769	—	101,341	—	(6,474)	2028-2035	AA+ (**)
Red de Energía del Perú	99,781	12,964	—	109,665	—	(4,111)	2026-2031	AAA (**)
Celeo Redes Operación CL	91,984	8,499	—	94,252	—	(6,014)	2047	BBB (*)
Taboada Finance Ltda.	90,888	2,399	(167)	93,010	612	(4,694)	2029-2033	BBB+ (*)
Enel Distribución Perú S.A.A.	85,706	8,373	(8)	85,665	426	(5,864)	2025-2038	AAA (**)
Lima Metro Line 2 Finance Limited	80,965	7,825	—	149,512	—	(7,935)	2034	BBB (*)
PA Costera Trust	73,548	5,154	—	75,046	—	(4,716)	2034	BBB- (*)
Electricite de France S.A.	71,161	3,445	—	72,431	—	(8,673)	2114	A- (*)
México Generadora de Energía	67,399	3,341	—	72,009	—	(5,324)	2032	BBB (*)
Banco de Crédito del Perú	41,891	158	(9)	222,072	—	(14,536)	2023-2025	BBB+ (*)
Goldman Sachs	37,683	9,185	—	63,129	—	(6,572)	2030-2034	BBB+ (*)
Cencosud S.A.	—	—	—	191,388	—	(20,819)	—	—
Global Bonds of the Republic of Peru	—	—	—	332,311	1,439	(14,692)	—	—
Global Bonds of the United Mexican States	—	—	—	105,749	—	(7,133)	—	—
Mexico City Airport Trust	—	—	—	94,948	—	(11,129)	—	—
Comisión Federal de Electricidad CFE	—	—	—	35,007	—	(4,180)	—	—
Instruments with individual losses minor than S/4 million	246,358	—	(7,546)	3,559,022	296	(73,475)
Total	6,480,663	505,986	(12,711)	10,562,488	52,568	(395,463)

(*)	Instrument rated abroad.
(**)	Instrument rated in Peru.
(***)	Corresponds to the instrument’s rating with the largest unrealized loss.

(i)	On the other hand, the movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income is presented below:

	2019	2018
	S/(000)	S/(000)
Expected credit loss at the beginning of the year	28,050	40,840
Impairment of financial investments
New assets originated or purchased	1,588	1,215
Assets derecognized or matured (excluding write-offs)	(1,290)	(13,463)
Effect on the expected credit loss different to changes of the stage during the period (*)	6,492	(829)
Loss (recovery) to impairment on financial investments	6,790	(13,077)
Foreign exchange effect	(97)	287
Expected credit loss at the end of the year	34,743	28,050

(*)	Corresponds mainly to the variation in the inputs used for calculating the expected credit losses other than changes of the stage during the year.

(d)	The composition of financial instruments at fair value through profit or loss is as follows:

	2019	2018
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,083,079	1,144,771
BioPharma Credit PLC.	132,054	144,157
Royalty Pharma, Note 19 (a)	117,682	78,808
Other minor than S/27 million	153,468	135,666
Debt instruments
Corporate, leasing and subordinated bonds	65,254	42,625
Peruvian Sovereign Bonds	—	21,927
United States of America Treasury Bonds	—	3,514
Total	1,551,537	1,571,468

(e)

As of December 31, 2019 and 2018, the investments at amortized cost are totally comprised of Peruvian Sovereign Bonds for an amount of S/2,206,986,000 and S/1,884,067,000, respectively, including accrued interest. These investments present a low credit risk and their expected credit loss is non-significant.

As of December 31, 2019, the estimated fair value of these investments amounts to approximately S/2,623,557,000 (S/1,856,325,000, as of December 31, 2018).

As of December 31, 2019 and 2018, Interbank holds loans with the BCRP for approximately S/692,368,000 and S/671,963,000, respectively, see Note 9(a), that are guaranteed through the Peruvian Sovereign Bonds; which are classified as restricted for approximately S/762,347,000 and S/738,635,000, respectively.

(f)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2019 and 2018:

	2019				2018
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	7,765,675	434,412	—	8,200,087	7,167,899	313,245	—	7,481,144
Peruvian Sovereign Bonds	5,704,970	—	—	5,704,970	4,527,274	—	—	4,527,274
Negotiable Certificates of Deposit issued by BCRP	1,483,493	—	—	1,483,493	1,380,479	—	—	1,380,479
Bonds guaranteed by the Peruvian Government	668,073	—	—	668,073	794,998	—	—	794,998
Global Bonds of the Republic of Colombia	114,982	—	—	114,982	267,436	—	—	267,436
United States of America Treasury Bonds	—	—	—	—	82,849	—	—	82,849
Global Bonds of the Republic of Peru	—	—	—	—	319,058	—	—	319,058
Global Bonds of the United Mexican States	—	—	—	—	98,616	—	—	98,616
Global Bonds of the Republic of Chile	—	—	—	—	35,616	—	—	35,616
Total	15,737,193	434,412	—	16,171,605	14,674,225	313,245	—	14,987,470

The Group rates its financial assets into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1: When the financial assets are first recognized, the Group recognizes an allowance based on 12 months ECLs. Stage 1 also includes financial assets whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a financial asset has shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs. Stage 2 also includes financial assets whose credit risk has improved and the financial asset has been reclassified from Stage 3.

Stage 3: Financial assets considered credit -impaired. The Group records an allowance for the lifetime financial asset.

For more information, see Note 31.1 of the Annual Consolidated Financial Statements.

5.	Loans, net
(a)	This caption is made up as follows:

	2019	2018
	S/(000)	S/(000)
Direct loans
Loans	28,504,689	25,569,152
Credit cards	5,876,983	4,881,404
Leasing	1,533,395	1,682,629
Discounted notes	686,164	494,953
Factoring	374,192	309,558
Advances and overdrafts	87,373	50,219
Refinanced loans	251,180	210,384
Past due and under legal collection loans	943,168	856,909
	38,257,144	34,055,208
Plus (minus)
Accrued interest from performing loans	316,171	318,250
Unearned interest and interest collected in advance	(41,683)	(47,737)
Impairment allowance for loans (c)	(1,394,779)	(1,364,804)
Total direct loans, net	37,136,853	32,960,917
Indirect loans	4,101,977	4,071,460

(b)	The classification of the direct loan portfolio is as follows:

	2019	2018
	S/(000)	S/(000)
Commercial loans	17,479,006	16,032,068
Consumer loans	12,821,567	10,891,278
Mortgage loans	7,206,445	6,407,479
Small and micro-business loans	750,126	724,383
Total	38,257,144	34,055,208

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loan portfolio is segmented by homogeneous groups that share similar risk profile; the Group determined these 3 types of portfolios: Retail Banking (groups consumer and mortgage loans), Commercial Banking (groups commercial loans) and Small Business Banking (groups loans to small and micro-business).

(c)	The movement of the allowance for expected credit loss, calculated according to IFRS 9, is as follows:
(c.1)	Total direct loans

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	394,801	462,749	507,254	1,364,804	329,161	477,616	453,570	1,260,347
Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	317,473	—	—	317,473	366,155	—	—	366,155
Assets derecognized or repaid (excluding write offs)	(98,575)	(82,624)	(42,311)	(223,510)	(84,229)	(77,827)	(36,833)	(198,889)
Transfers to Stage 1	126,904	(125,255)	(1,649)	—	86,656	(85,814)	(842)	—
Transfers to Stage 2	(139,232)	156,706	(17,474)	—	(165,351)	181,679	(16,328)	—
Transfers to Stage 3	(63,227)	(135,678)	198,905	—	(62,418)	(155,034)	217,452	—
Impact on the expected credit loss for credits that change stage in the period	(91,914)	148,328	650,594	707,008	(72,574)	147,616	511,285	586,327
Others (*)	16,327	(28,174)	(16,381)	(28,228)	(3,598)	(28,858)	18,086	(14,370)
Total	67,756	(66,697)	771,684	772,743	64,641	(18,238)	692,820	739,223
Write offs (**)	—	—	(874,066)	(874,066)	—	—	(791,107)	(791,107)
Recovery of written–off loans	—	—	136,468	136,468	—	—	145,586	145,586
Foreign exchange effect (***)	(665)	(1,279)	(3,226)	(5,170)	999	3,371	6,385	10,755
Expected credit loss under IFRS 9 at the end of period balances	461,892	394,773	538,114	1,394,779	394,801	462,749	507,254	1,364,804

(c.1.1)	The following tables present the changes in the allowance for expected credit losses for direct loans according to their classification:

Changes in the allowance for expected credit losses for direct loans – Commercial

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	68,705	27,397	98,111	194,213	48,699	28,437	75,335	152,471
Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	42,558	—	—	42,558	72,297	—	—	72,297
Assets derecognized or repaid (excluding write offs)	(35,809)	(9,153)	(9,384)	(54,346)	(28,714)	(10,828)	(10,812)	(50,354)
Transfers to Stage 1	6,996	(6,996)	—	—	3,542	(3,542)	—	—
Transfers to Stage 2	(13,571)	14,721	(1,150)	—	(13,919)	15,308	(1,389)	—
Transfers to Stage 3	(4,506)	(3,583)	8,089	—	(13,744)	(3,873)	17,617	—
Impact on the expected credit loss for credits that change stage in the period	(2,900)	5,779	26,199	29,078	(2,937)	4,748	38,308	40,119
Others (*)	(6,239)	(3,599)	(25,290)	(35,128)	2,703	(3,366)	11,498	10,835
Total	(13,471)	(2,831)	(1,536)	(17,838)	19,228	(1,553)	55,222	72,897
Write offs (**)	—	—	(29,800)	(29,800)	—	—	(34,355)	(34,355)
Recovery of written–off loans	—	—	968	968	—	—	1,163	1,163
Foreign exchange effect (***)	(541)	(167)	(585)	(1,293)	778	513	746	2,037
Expected credit loss under IFRS 9 at the end of period balances	54,693	24,399	67,158	146,250	68,705	27,397	98,111	194,213

Changes in the allowance for expected credit losses for direct loans – Consumer

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	303,953	398,353	284,645	986,951	262,829	408,167	275,650	946,646
Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	257,150	—	—	257,150	276,193	—	—	276,193
Assets derecognized or repaid (excluding write offs)	(57,268)	(69,819)	(17,238)	(144,325)	(51,040)	(62,795)	(15,165)	(129,000)
Transfers to Stage 1	111,506	(109,857)	(1,649)	—	73,436	(72,594)	(842)	—
Transfers to Stage 2	(120,042)	124,906	(4,864)	—	(145,196)	149,864	(4,668)	—
Transfers to Stage 3	(54,960)	(121,246)	176,206	—	(47,111)	(138,483)	185,594	—
Impact on the expected credit loss for credits that change stage in the period	(81,409)	135,659	553,748	607,998	(60,980)	136,396	407,614	483,030
Others (*)	26,129	(24,275)	7,613	9,467	(4,295)	(24,826)	3,239	(25,882)
Total	81,106	(64,632)	713,816	730,290	41,007	(12,438)	575,772	604,341
Write offs (**)	—	—	(785,861)	(785,861)	—	—	(710,980)	(710,980)
Recovery of written–off loans	—	—	130,184	130,184	—	—	140,049	140,049
Foreign exchange effect (***)	(70)	(1,024)	(1,870)	(2,964)	117	2,624	4,154	6,895
Expected credit loss under IFRS 9 at the end of period balances	384,989	332,697	340,914	1,058,600	303,953	398,353	284,645	986,951

Changes in the allowance for expected credit losses for direct loans – Mortgage

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	8,428	20,142	86,040	114,610	8,368	24,742	71,977	105,087
Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	2,153	—	—	2,153	2,035	—	—	2,035
Assets derecognized or repaid (excluding write offs)	(1,017)	(1,354)	(12,834)	(15,205)	(1,292)	(1,795)	(8,770)	(11,857)
Transfers to Stage 1	6,760	(6,760)	—	—	7,839	(7,839)	—	—
Transfers to Stage 2	(1,174)	12,634	(11,460)	—	(1,117)	11,388	(10,271)	—
Transfers to Stage 3	(312)	(3,472)	3,784	—	(231)	(5,084)	5,315	—
Impact on the expected credit loss for credits that change stage in the period	(6,185)	2,094	32,211	28,120	(7,248)	440	30,230	23,422
Others (*)	787	(420)	(2,212)	(1,845)	20	(1,917)	(1,135)	(3,032)
Total	1,012	2,722	9,489	13,223	6	(4,807)	15,369	10,568
Write offs (**)	—	—	(5,427)	(5,427)	—	—	(2,689)	(2,689)
Foreign exchange effect (***)	(22)	(76)	(626)	(724)	54	207	1,383	1,644
Expected credit loss under IFRS 9 at the end of period balances	9,418	22,788	89,476	121,682	8,428	20,142	86,040	114,610

Changes in the allowance for expected credit losses for direct loans – Small and micro-business

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	13,715	16,857	38,458	69,030	9,265	16,270	30,608	56,143
Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	15,612	—	—	15,612	15,630	—	—	15,630
Assets derecognized or repaid (excluding write offs)	(4,481)	(2,298)	(2,855)	(9,634)	(3,183)	(2,409)	(2,086)	(7,678)
Transfers to Stage 1	1,642	(1,642)	—	—	1,839	(1,839)	—	—
Transfers to Stage 2	(4,445)	4,445	—	—	(5,119)	5,119	—	—
Transfers to Stage 3	(3,449)	(7,377)	10,826	—	(1,332)	(7,594)	8,926	—
Impact on the expected credit loss for credits that change stage in the period	(1,420)	4,796	38,436	41,812	(1,409)	6,032	35,133	39,756
Others (*)	(4,350)	120	3,508	(722)	(2,026)	1,251	4,484	3,709
Total	(891)	(1,956)	49,915	47,068	4,400	560	46,457	51,417
Write offs (**)	—	—	(52,978)	(52,978)	—	—	(43,083)	(43,083)
Recovery of written–off loans	—	—	5,316	5,316	—	—	4,374	4,374
Foreign exchange effect (***)	(32)	(12)	(145)	(189)	50	27	102	179
Expected credit loss under IFRS 9 at the end of period balances	12,792	14,889	40,566	68,247	13,715	16,857	38,458	69,030

(c.2)	Indirect loans (substantially all indirect loans correspond to commercial loans)

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss under IFRS 9 at the beginning of period balances	19,829	19,753	22,469	62,051	46,890	77,299	14,989	139,178
Impact of the expected credit loss in the consolidated income statements -
New assets originated or purchased	6,937	—	—	6,937	12,138	—	—	12,138
Assets derecognized or repaid (excluding write offs)	(9,803)	(6,597)	(3,400)	(19,800)	(8,925)	(34,620)	(10,245)	(53,790)
Transfers to Stage 1	7,101	(7,101)	—	—	1,177	(1,177)	—	—
Transfers to Stage 2	(2,410)	2,410	—	—	(7,004)	8,753	(1,749)	—
Transfers to Stage 3	(125)	(1)	126	—	(12)	(25,039)	25,051	—
Impact on the expected credit loss for credits that change stage in the period	(2,997)	(1,407)	75	(4,329)	(838)	3,519	(5,690)	(3,009)
Others (*)	(1,996)	(2,091)	(653)	(4,740)	(24,607)	(9,972)	89	(34,490)
Total	(3,293)	(14,787)	(3,852)	(21,932)	(28,071)	(58,536)	7,456	(79,151)
Foreign exchange effect (***)	(169)	(246)	(10)	(425)	1,010	990	24	2,024
Expected credit loss under IFRS 9 at the end of period balances	16,367	4,720	18,607	39,694	19,829	19,753	22,469	62,051

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of period and its amortized cost at the end of period (variation in the provision recorded for partial amortizations that did not represent a reduction or cancellation of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

The Group writes off financial assets that are still subject to collection activities. In this regard, the Group seeks to recover the amounts legally owed in full, but have been written off because there is no reasonable expectation of recovery.

(***)	Corresponds mainly to the effect of the exchange rate and the variation of the value of money over time.
(d)

In Management’s opinion, the impairment allowance for loan recorded as of December 31, 2019 and 2018 has been established in accordance with NIIF 9 and is sufficient to cover incurred losses on the loan portfolio.

6.	Investment property
(a)	This caption is made up as follows:

	2019	2018	Acquisition or construction year	Valuation methodology As of December 31, 2019 and 2018
	S/(000)	S/(000)
Land
San Isidro – Lima	239,152	249,377	2009	Appraisal
San Martín de Porres – Lima	72,013	64,501	2015	Appraisal
Piura	50,396	50,708	2008	Appraisal
Chimbote	49,898	7,421	2015	Appraisal
Sullana	16,540	16,491	2012	Appraisal
Santa Clara – Lima	12,961	10,342	2017	Appraisal
Others	13,001	15,704	—	Appraisal
Miraflores – Lima	—	70,800	2017	Appraisal
	453,961	485,344
Completed investment property - “Real Plaza” Shopping Malls
Talara	37,772	41,337	2015	DCF
	37,772	41,337
Buildings
Orquídeas - San Isidro - Lima	168,787	144,645	2017	DCF
Ate Vitarte – Lima	82,925	67,894	2006	DCF
Chorrillos – Lima (d)	71,680	51,552	2017	DCF
Huancayo	34,569	32,901	2017	DCF
Cusco	30,774	28,472	2017	DCF
Panorama – Lima	21,819	20,437	2016	DCF
Pardo y Aliaga – Lima	19,964	19,164	2008	DCF
Trujillo	17,600	16,270	2016	DCF
Cercado de Lima – Lima	13,545	12,929	2017	DCF
Others	18,700	24,100	2017	DCF
	480,363	418,364
Built on leased land
San Juan de Lurigancho – Lima	—	41,493	2017	DCF
Total	972,096	986,538

DCF: Discounted cash flow

(i)	As of December 31, 2019 and 2018, there are no liens on any investment property.
(b)	The net gain on investment property as of December 31, 2019 and 2018, consists of the following:

	2019	2018
	S/(000)	S/(000)
Net gain on valuation of investment property	54,493	47,765
Income from rental of investment property	48,839	32,878
(Loss) gain on sale of investment property	(7,164)	4,655
Total	96,168	85,298

(c)	The movement of investment property is as follows:

	2019	2018
	S/(000)	S/(000)
Beginning of period balances	986,538	1,118,608
Additions	60,865	55,795
Valuation gain	54,493	47,765
Sales (d)	(129,800)	(226,091)
Transfers	—	(9,539)
Balance as of December 31	972,096	986,538

(d)

During 2019, Interseguro sold to a related entity in cash and at market value, the land located in Miraflores, Lima (called “Cuartel San Martin”); recognizing a net loss of approximately S/7,164,000. The result of the sale of investment property is presented as "Net gain on investment property" in the interim condensed consolidated statement of income.

During 2018, Interseguro sold, in cash and at market value, the Real Plaza Pucallpa shopping center, a parcel located in Lurín (Lima), a building through a surface rights agreement and a lan located in Arequipa, to related entities, recognizing a net gain of approximately S/4,655,000. The result of the sale of investment property was presented as "Net gain on investment property" in the interim condensed consolidated statement of income.

(e)	Fair value measurement – Investment property - Valuation techniques

The valuation techniques to estimate the fair value and the main assumptions used are described in Note 8 “Investment property” of the Annual Consolidated Financial Statements.

The main assumptions used in the valuation and estimation of the fair value of investment property are detailed below:

	2019		2018
Average ERV	US	$82.5	US	$59.1
Long-term inflation		2.6%		2.6%
Long-term occupancy rate		98.9%		98.9%
Average growth rate of rental income		2.6%		2.6%
Average NOI margin		93.7%		95.3%
Discount rate		8.7%		9.0%

7.	Accounts receivable and other assets, net; accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	2019	2018
	S/(000)	S/(000)
Accounts receivable and other assets
Financial instruments
Other accounts receivable, net	393,254	440,531
Accounts receivable related to derivative financial instruments (b)	220,776	185,376
Assets for technical reserves for claims and premiums by reinsurers	77,430	147,891
Accounts receivable from sale of investments	74,373	367,902
Operations in process	45,613	54,428
Accounts receivable from reinsurers and coinsurers	19,061	39,875
Credit card commissions receivable	13,200	13,237
Insurance operations receivables, net	7,499	42,795
Total	851,206	1,292,035
Non-financial instruments
Investments in associates	72,301	63,233
Deferred charges	63,377	80,113
Prepaid Income Tax	25,270	19,860
Public works tax deduction	7,178	22,608
Prepaid rights to related entity	6,628	8,856
Value Added Tax credit	2,732	5,517
Others	23,180	10,332
	200,666	210,519
Total	1,051,872	1,502,554
Accounts payable, provisions and other liabilities
Financial instruments
Contract with investment component	465,542	298,382
Other accounts payable	425,854	471,412
Lease liabilities, Note 2(c)	308,724	—
Accounts payable related to derivative financial instruments (b)	222,305	154,116
Workers’ profit sharing and salaries payable	134,710	127,516
Operations in process	132,982	116,717
Accounts payable for acquisitions of investments	75,820	228,687
Allowance for indirect loan losses	39,694	62,051
Accounts payable to reinsurers and coinsurers	7,328	62,879
	1,812,959	1,521,760
Non-financial instruments
Taxes payable	76,422	101,085
Provision for other contingencies and other liabilities	59,729	68,036
Deferred income	55,348	59,482
	191,499	228,603
Total	2,004,458	1,750,363

(b)	The following table presents, as of December 31, 2019 and 2018, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts.

2019	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the interim condensed consolidated statements of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	95,961	45,276	9,289,915	—	Between January 2020 and January 2021	—	—
Interest rate swaps	81,517	75,071	4,238,143	—	Between November 2020 and December 2029	—	—
Currency swaps	30,438	36,428	1,727,922	—	Between January 2020 and September 2026	—	—
Cross currency swaps	—	50,523	195,056	—	January 2023	—	—
Options	33	126	22,153	—	Between January 2020 and December 2020	—	—
	207,949	207,424	15,473,189	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	12,827	8,225	1,461,474	(31,211)	January 2023	Senior bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	—	2,821	497,100	(19,694)	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	1,670	132,560	(285)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,080	82,850	(289)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,085	82,850	(287)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS), see Note 10(d)	—	—	—	1,097	—	—	—
	12,827	14,881	2,256,834	(50,669)
	220,776	222,305	17,730,023	(50,669)

2018	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the interim condensed consolidated statements of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	20,009	21,529	5,177,208	—	Between January 2019 and February 2020	—	—
Interest rate swaps	19,249	19,854	2,018,220	—	Between November 2020 and December 2029	—	—
Currency swaps	48,452	48,915	909,114	—	Between January 2019 and January 2025	—	—
Cross currency swaps	—	59,683	198,529	—	January 2023	—	—
Options	628	1,956	234,780	—	Between January 2019 and June 2020	—	—
	88,338	151,937	8,537,851	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	74,144	—	1,349,200	25,775	January 2023	Senior bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	22,675	—	505,950	3,420	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	1,002	134,920	(684)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	589	84,325	(394)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	588	84,325	(393)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	219	—	67,460	2,562	October 2020	Senior bonds	Bonds, notes and other obligations
	97,038	2,179	2,226,180	30,286
	185,376	154,116	10,764,031	30,286

(i)	As of December 31, 2019 and 2018, certain derivative financial instruments required the establishment of collateral deposits, see Note 3(b).
(ii)

For the designated hedging derivatives mentioned in the chart above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness during the years 2019 and 2018. Likewise, during the years 2019 and 2018 no hedge was discontinued.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements. As of December 31, 2019 and 2018, it corresponds mainly to the gain and loss on valuation for approximately S/62,183,000 and S/13,124,000, respectively.

8.	Deposits and obligations
(a)	This caption is made up as follows:

	2019	2018
	S/(000)	S/(000)
Time deposits	13,053,033	11,074,316
Demand deposits	11,716,035	10,109,492
Savings deposits	11,384,876	10,728,257
Severance indemnity deposits	1,933,052	1,763,826
Other obligations	6,228	6,059
Total	38,093,224	33,681,950

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)	As of December 31, 2019 and 2018, approximately S/10,725,904,000 and S/9,734,215,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
9.	Due to banks and correspondents
(a)	This caption is made up as follows:

	2019	2018
	S/(000)	S/(000)
By type
BCRP, Notes 3(b), 4(b) (**) and (e)	1,897,568	2,073,919
Promotional credit lines	1,422,067	1,386,603
Loans received from foreign entities, (b) and Note 4(b) (*)	613,090	796,028
Loans received from Peruvian entities	2,049	763
	3,934,774	4,257,313
Interest and commissions payable	44,863	36,048
	3,979,637	4,293,361
By term
Short term	2,666,530	2,507,623
Long term	1,313,107	1,785,738
Total	3,979,637	4,293,361

(b)

As of December 31, 2019 and 2018, some of the Group loan agreements include standard clauses regarding the compliance of financial ratios, assets disposals and intercompany transactions under certain conditions, the use of funds and other management issues, such as:

(i)	Reporting of financial information.
(ii)	Minimum global regulatory capital ratio.
(iii)	Minimum coverage margin of non-performing loan portfolio, among others.

In the opinion of Management, the Group is in compliance with these covenants as of December 31, 2019 and 2018.

10.	Bonds, notes and other obligations
(a)	This caption is made up as follows:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2019	2018
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Second (B series)	Interbank	9.50%	Semi-annually	2023	US$30,000	—	94,086
Third (A series)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/ 110,000	91,000	70,000
Fifth (A series)	Interbank	8.50%	Semi-annually	July 2019	S/ 3,300	—	3,300
Sixth (A series)	Interbank	8.16%	Semi-annually	July 2019	US$15,110	—	50,966
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/ 137,900	137,709	137,130
Second, first tranch (**)	Interseguro	6.97%	Semi-annually	2024	US$35,000	—	118,055
Second, second tranch	Interseguro	6.00%	Semi-annually	2024	US$15,000	—	50,594
						228,709	524,131
Subordinated bonds – second program
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/ 150,000	149,827	149,776
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	165,426	168,312
						315,253	318,088
Subordinated bonds – third program
Fifth (single series)	Interseguro	9.50%	Semi-annually	2029	US$20,000	66,280	—
Fifth (single series)	Interseguro	4.34%	Semi-annually	2029	US$20,000	66,280	—
						132,560	—
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/ 150,000	150,000	—
Negotiable certificates of deposits – first program
First (A series)	Interbank	4.28%	Annually	2020	S/ 150,000	148,603	—
Total local issuances						975,125	842,219
International issuances
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	990,216	1,006,875
Junior subordinated notes	Interbank	8.50%	Semi-annually	2070	US$200,000	660,992	671,546
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	969,794	993,241
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,549,877	1,558,979
Corporate bonds (c)	Interbank	5.000%	Semi-annually	2026	S/ 312,000	311,185	—
Corporate bonds (c)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,313,259	—
Senior bonds – First and second issuance (d)	Interbank	5.75%	Semi-annually	2020	US$650,000	—	1,309,248
Total international issuances						5,795,323	5,539,889
Total local and international issuances						6,770,448	6,382,108
Interest payable						120,643	114,670
Total						6,891,091	6,496,778

(*)	The Spanish term “Valor de actualización constante” is referred to an amount subject to adjustments.
(**)	In February 2019, Interseguro executed the early redemption of said instruments and paid interest for approximately US$1,200,000.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

(c)

On the other hand, during September 2019, Interbank issued corporate bonds called “5.00% Senior Notes due 2026” for S/312,000,000 and corporate bonds called “3.250% Senior Notes due 2026” for US$400,000,000, both issuances were made under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America.

(d)

As of December 31, 2019, Interbank made a Buyback Offer in cash to the holders of the Corporate Bonds called “5.750% Senior Notes due 2020”, for the entirety of the bonds. Because of that, the cross currency swaps that hedged said bonds were converted into derivatives for trading. The valuation recorded in caption “Cash flow hedges reserves” of the consolidated statements of changes in equity was transferred to the caption “Net gain on financial assets through profit or loss” of the consolidated statements of income; see Note 7(b).

11.	Insurance contract liabilities
(a)	This caption is made up as follows:

	2019	2018
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	11,135,635	10,006,960
Technical reserves for claims	203,175	293,508
	11,338,810	10,300,468
By term
Short term	948,316	935,182
Long term	10,390,494	9,365,286
Total	11,338,810	10,300,468

(b)	The movement of technical reserves disclosed by type of insurance for the years ended December 31, 2019 and 2018, is as follows:

	2019					2018
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of period balances	8,665,894	715,217	586,166	39,683	10,006,960	9,034,796	676,949	525,662	36,482	10,273,889
Insurance subscriptions	293,860	—	3,804	36,388	334,052	287,869	—	6,383	30,301	324,553
Interest rate effect	892,128	79,761	—	—	971,889	(750,722)	(72)	—	—	(750,794)
Time passage adjustments	(135,571)	(15,523)	123,371	(34,950)	(62,673)	(48,256)	32,087	69,978	(26,269)	27,540
Maturities and recoveries	—	—	(41,353)	—	(41,353)	—	—	(35,289)	—	(35,289)
Exchange differences	(62,891)	—	(10,301)	(48)	(73,240)	142,207	6,253	19,432	(831)	167,061
Balances as of December 31	9,653,420	779,455	661,687	41,073	11,135,635	8,665,894	715,217	586,166	39,683	10,006,960

(c)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of December 31, 2019 and 2018 in accordance with IFRS 4.
(d)	As of December 31, 2019 and 2018, the main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves are the following:

Technical rates
Type	Mortality table	2019	2018
Annuities	SPP-S-2017, SPP-I-2017	4.54% in US$	5.63% in US$
	with improvement factor for mortality	1.89% in S/ VAC 5.10% in adjusted S/	2.74% in S/ VAC 5.84% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality	1.89% in S/ VAC	2.74% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted	4.00 - 5.00%	4.00 - 6.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of December 31, 2019 and 2018, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 bps of the mortality factors, being the results as follows:

	2019			2018
		Variation of the reserve			Variation of the reserve
	Reserve	Amount	Percentage	Reserve	Amount	Percentage
Variables	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities
Portfolio in S/ and US Dollars - Basis amount
Changes in interest rate: + 100 bps	8,646,725	(1,006,697)	(10.43)	7,816,973	(848,921)	(9.80)
Changes in interest rate: - 100 bps	10,890,170	1,236,748	12.81	9,696,893	1,030,999	11.90
Changes in mortality table at 105%	9,554,268	(99,153)	(1.03)	8,587,633	(78,261)	(0.90)
Changes in mortality table at 95%	9,757,493	104,072	1.08	8,747,817	81,923	0.95
Retirements, disability and survival
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	687,451	(92,004)	(11.80)	635,838	(79,379)	(11.10)
Changes in interest rate: - 100 bps	894,614	115,160	14.77	813,614	98,397	13.76
Changes in mortality table at 105%	769,044	(10,411)	(1.34)	706,495	(8,722)	(1.22)
Changes in mortality table at 95%	790,403	10,948	1.40	724,366	9,149	1.28

12.	Equity
(a)	Capital stock and distribution of dividends -
Capital stock

IFS’s shares are listed at the Lima Stock Exchange and since July 2019 at the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value is US$9.72 per share.

As consequence of the Offering detailed in Note 1(b), in July 2019, IFS issued 2,336,841 common shares, thus increasing the capital stock in S/74,571,000 (approximately US$22,714,000). In this sense, as of December 31, 2019, IFS’s capital stock is represented by 115,447,705 subscribed and paid common shares (113,110,864 subscribed and paid common shares as of December 31, 2018).

Distribution of dividends

The General Shareholders’ Meeting of IFS held on April 1, 2019, agreed to distribute dividends for the year 2018 for approximately US$197,187,000 (equivalent to approximately S/654,464,000), US$1.75 per share, paid on May 3, 2019.

The General Shareholders’ Meeting of IFS held on April 2, 2018, agreed to distribute dividends for the year 2017 for approximately US$157,750,000 (equivalent to approximately S/510,688,000), US$1.40 per share, paid on May 3, 2018.

(b)Capital surplus -

Corresponds to the difference between the nominal value of the issued shares and their price at the Public Offering, performed in 2019 and 2007; see Note 1(b). Capital surplus is presented net of issuance expenses.

(c)	Treasury stock -

As of December 31, 2019, Interfondos, an IFS’s Subsidiary, holds 1,400 shares issued by IFS with an acquisition cost equivalent to S/196,000.

Sale of treasury stock (2018-2019)

As indicated in Note 1(b), in July 2019, Interbank and IFS sold the treasury shares existing at the date (2,418,754 shares). Said sale was recorded as a decrease in “Treasury stock” by S/208,178,000 and the difference with sale value, amounting to S/138,997,000, was recorded in “Retained earnings”.

On the other hand, in 2018, Interbank sold 3,009,490 shares of IFS at their market price for approximately S/382,727,000 through the Lima Stock Exchange. Said sale was recorded as a decrease in “Treasury stock” by S/259,022,000 and the difference with sale value, amounting to S/123,705,000 was recorded in “Retained earnings”. In 2017 Interbank, Inteligo and Interfondos sold 1,251,000 treasury shares by S/142,664,000.

Stock buyback program (2016-2017)

In the Shareholders’ Meeting of IFS, held on May 25, 2016, the program of acquisition of own shares was approved. Such acquisition, as agreed, may be carried out on one or more times, as appropriate to IFS’s interests, according to market conditions and other legal limits and factors in force at the time of the acquisition. These acquisitions shall be subject to the current legal limit (10-percent limit of the capital stock) established in Article 84 of the Securities Market Act. Likewise, the Shareholders' Meeting set a limit for the acquisitions made under this program, which may not exceed 3,500,000 shares (equivalent to 3.09 percent of the Company's capital stock), without taking into account the shares acquired prior to this program (4,286,611 shares). During the term of said Program, IFS and its Subsidiaries bought 2,392,633 shares.

On August 9, 2017, the Board of Directors of IFS approved the completion of the program of acquisition of own issuance shares.

(d)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a minimum regulatory capital for statutory purposes. As of December 31, 2019, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (as of December 31, 2018, the regulatory capital required for Interbank, Interseguro, Hipotecaria Sura and Inteligo Bank), is calculated based on the separate financial statements of each Subsidiary prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas).

13.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas are not subject to any Income Tax or any other taxes on gains of capital, equity or property. However, IFS is subject to an income over dividends received by its Subsidiaries incorporated and domiciled in Peru.

The Subsidiaries of IFS incorporated in Peru are subject to the Peruvian tax legislation; therefore, must assess their tax liabilities on the basis of their separate financial statements. The Income Tax rate as of December 31, 2019 and 2018, was 29.5 percent over the taxable profit.

(b)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audits procedures for up to four years subsequent to the date at which the tax return regarding a taxable period is filed. The Income Tax and the Value-Added-Tax returns subject to inspection by the Tax Authority in each of the Subsidiaries, are the following:

•	Interbank: Income Tax returns of the years 2014 to 2018, and Value-Added-Tax returns of the years 2014 to 2018.
•	Interseguro: Income Tax returns of the years 2014, 2015, 2017 and 2018, and Value-Added-Tax returns of the years 2014 to 2018.
•	Hipotecaria Sura and Seguros Sura: Tax returns of the years 2014 to 2018, and Value-Added-Tax returns of the years 2014 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax reviews would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following are the tax procedures, detailed, for each Subsidiary:

Interbank

The Bank has received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006, regarding which it has filed claims and appeals procedures. When appropriate, it has filed contentious administrative proceedings, with the exception of Income Tax 2006, which is still pending as indicated below in this Note.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest income in suspense” are subject to Income Tax or not. Interbank considers that interest income in suspense do not constitute accrued income, in accordance with the SBS and the IFRS, which is also supported by a ruling of the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009. The tax liability requested for this concept and other minor matters amounts to approximately S/371,000,000, out of which S/41,000,000 correspond to taxes and the difference, to penalties and moratorium interest.

From the tax and legal analysis carried out, Interbank's Management and its external legal advisors consider that there is sufficient technical support for the prevalence of Interbank's position; as a result, it has not recorded any provision for this contingency as of December 31, 2019.

On the other hand, regarding the review corresponding to the Income Tax of the period 2010, Interbank has filed a claim procedure, which has not been solved as of the date of this report.

Regarding the review process of the Income Tax for the fiscal year 2013, Interbank’s Management has filed claim and appeal procedures. The tax liability requested by SUNAT amounts to S/57,000,000 approximately, and in the opinion of Management and its legal advisors, any eventual additional tax payment would not be significant to the financial statements as of December 31, 2019 and 2018.

As of the date of this report, the Income Tax of the period 2012 is under review. Additionally, SUNAT has notified about the commencement of the review process of the Income Tax of the periods 2014 and 2015; however, it has not started.

Interseguro

In January 2019, Interseguro was notified by Resolution of Determination regarding the partial review of the Income Tax for non-domiciled entities corresponding to the taxable period of January 2015 for Sura. The tax liability requested by SUNAT amounts to approximately S/19,000,000. Considering that this debt corresponds to a period prior to the acquisition of Seguros Sura by the Group, and pursuant to the purchase agreement of this entity, if said debt is eventually confirmed following the legal proceedings that Managament may bring, would be assumed by the sellers. Interseguro has filed an appeal procedure before SUNAT.

In August 2019, SUNAT commenced the definitive reviewing process on the Income Tax corresponding to the taxable period 2008 for Seguros Sura.

In the opinion of Management and its legal advisors, any eventual additional tax payment would not be significant to the financial statements as of December 31, 2019 and 2018.

(c)

IFS’s Subsidiaries calculate the period’s Income Tax expense using the best estimate of the weighted average tax rate. The table below presents the amounts reported in the interim condensed consolidated statements of income:

	2019	2018
	S/(000)	S/(000)
Current – Expense	454,772	401,788
Deferred – Expense	38,554	13,727
	493,326	415,515

14.	Interest and similar income and expenses

This caption is comprised of the following:

	2019	2018
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	3,830,595	3,356,718
Interest on investments at fair value through other comprehensive income	723,796	761,411
Interest on due from banks and inter-bank funds	121,550	51,592
Interest on investments at amortized cost	93,454	86,215
Dividends on financial instruments through other comprehensive income	74,698	61,725
Other interest and similar income	3,123	3,621
Total	4,847,216	4,321,282
Interest and similar expenses
Interest and fees on deposits and obligations	(705,824)	(562,495)
Interest on bonds, notes and other obligations	(446,543)	(377,506)
Interest and fees on due to banks and correspondents	(181,103)	(173,740)
Deposit insurance fund fees	(45,199)	(40,697)
Result from hedging transactions	(9,241)	(9,241)
Other interest and similar expenses	(19,987)	(6,907)
Total	(1,407,897)	(1,170,586)

15.	Fee income from financial services, net

This caption is comprised of the following:

	2019	2018
	S/(000)	S/(000)
Income
Maintenance and mailing of accounts, transfer fees and commissions on credit and debit card	651,255	623,480
Commissions for banking services	220,207	186,783
Funds management fees	147,954	148,048
Fees from indirect loans	56,153	61,766
Collection services fees	41,010	37,068
Brokerage and custody services fees	9,109	11,035
Others	40,802	33,758
Total	1,166,490	1,101,938
Expenses
Credit cards	(118,675)	(103,645)
Debtor’s life insurance premiums	(48,866)	(58,931)
Fees paid to foreign banks	(17,172)	(15,324)
Brokerage and custody services	(642)	(1,877)
Others	(55,250)	(47,735)
Total	(240,605)	(227,512)
Net	925,885	874,426

16.	Other income and expenses

This caption is comprised of the following:

	2019	2018
	S/(000)	S/(000)
Other income
Income from investments in associates	15,647	17,454
Other technical income from insurance operations	13,362	10,908
Gain from sale of written-off-loans	11,311	13,615
Services rendered to third parties	3,859	2,779
Income from ATM rentals	3,789	4,606
Other income	22,692	19,681
Total other income	70,660	69,043
Other expenses
Sundry technical insurance expenses	(42,016)	(40,593)
Commissions from insurance activities	(35,266)	(38,650)
Donations	(5,352)	(5,068)
Provision for sundry risk	(3,872)	(3,504)
Expenses related to rental income	(3,456)	(3,901)
Other expenses	(41,201)	(49,899)
Total other expenses	(131,163)	(141,615)

17.	Net premiums earned
(a)	For the years ended December 31, 2019 and 2018, this caption is comprised of the following:

	Premiums assumed (1)		Adjustment of technical reserves (2)		Gross premiums earned (*) (3) = (1) - (2)		Premiums ceded to reinsurers (4)		Net premiums earned (incurred) (5) = (3) – (4)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	275,303	264,305	(69,626)	(229,097)	205,677	35,208	—	—	205,677	35,208
Group life	136,502	110,049	(62)	1,351	136,440	111,400	(5,463)	(4,232)	130,977	107,168
Individual life	135,810	130,419	(82,343)	(40,861)	53,467	89,558	(4,430)	(3,678)	49,037	85,880
Retirement, disability and survival	12,282	160,388	(64,853)	(42,603)	(52,571)	117,785	(3,151)	(107,296)	(55,722)	10,489
Others	2	3	(3,422)	(1,562)	(3,420)	(1,559)	—	—	(3,420)	(1,559)
Total life insurance	559,899	665,164	(220,306)	(312,772)	339,593	352,392	(13,044)	(115,206)	326,549	237,186
Total general insurance	102,402	96,921	(2,217)	(4,032)	100,185	92,889	(126)	(1,509)	100,059	91,380
Total	662,301	762,085	(222,523)	(316,804)	439,778	445,281	(13,170)	(116,715)	426,608	328,566

(*)	Includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due to the variation in the rates with which technical reserves are determined; see rates in Note 11(d).

18.	Earnings per share

The following table presents earnings per share computations:

	Outstanding shares	Shares considered in computation	Effective days in the period	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
2018
Balance as of January 1, 2018	107,682	107,682	365	107,682
Sale of treasury stock	3,010	3,010	334	2,754
Balance as of December 31, 2018	110,692	110,692		110,436
Net earnings attributable to IFS S/(000)				1,084,280
Earnings per share attributable to IFS (Soles)				9.818
2019
Balance as of January 1, 2019	110,692	110,692	365	110,692
Initial Public Offering, see Note 1(b)	4,755	4,755	161	2,097
Sale of treasury stock	2	2	103	1
Purchase of treasury stock	(3)	(3)	216	(1)
Balance as of December 31, 2019	115,446	115,446		112,789
Net earnings attributable to IFS S/(000)				1,441,258
Earnings per share attributable to IFS (Soles)				12.778

19.	Transactions with shareholders, related parties and affiliated entities
(a)	The table below presents the main transactions with shareholders, related parties and affiliated companies as of December 31, 2019 and 2018:

	2019	2018
	S/(000)	S/(000)
Assets
Investments at fair value through profit or loss	127,324	110,034
Investments at fair value through other comprehensive income	366,667	369,249
Loans, net	1,114,211	1,157,158
Accounts receivable (g)	77,824	58,968
Long-term accounts receivable (f)	39,141	39,141
Accounts receivable related to derivative financial instruments	817	3,908
Other assets (e)	11,928	10,183
Liabilities
Deposits and obligations	944,561	571,032
Other liabilities	56	214
Accounts payable related to derivative financial instruments	344	0
Off-balance sheet accounts
Indirect loans	134,658	139,702

Income (expenses)
Interest and similar income	77,186	76,666
Interest and similar expenses	(17,471)	(17,747)
Valuation of financial derivative instruments	(52)	(201)
Rental income	22,118	13,461
(Loss) gain on sale of investment property	(7,164)	4,655
Administrative expenses	(38,717)	(40,279)
Others, net	15,294	6,493

(b)

As of December 31, 2019 and 2018, the directors, executives and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits certain transactions with employees, directors and officers of financial entities. As of December 31, 2019 and 2018, loans to employees, directors and officers amounted to S/231,546,000 and S/223,381,000, respectively; said loans bear interest at market rates.

There are no loans to IFS’s directors and key personnel guaranteed with shares of any Subsidiary.

(c)	IFS’s key personnel compensation, for the years ended December 31, 2019 and 2018, comprised the following:

	2019	2018
	S/(000)	S/(000)
Gross salaries	22,180	22,295
Board of Directors’ compensations	2,438	1,925
Total	24,618	24,220

(d)

As of December 31, 2019 and 2018, the Group holds participations in several mutual funds managed by Interfondos, which are classified as investments at fair value through profit or loss and amounted S/701,000 and S/9,934,000, respectively.

(e)

It corresponds mainly to prepaid expenses for spaces ceded to Interbank in the stores of Supermercados Peruanos S.A. until the year 2030, and for an amount of approximately S/6,628,000 and S/8,856,000 as of December 31, 2019 and 2018, respectively, see Note 7(a). Interbank may renew the term of the agreements for an additional term of 15 years.

(f)	It corresponds to a loan with maturity in 2046 and bears interests at market value.

(g)	As of December 31, 2019 and 2018, correspond to a lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.
(h)

In Management’s opinion, transactions with related parties have been performed under standard market conditions and within the established legal limits permitted, for entities regulated by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

20.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”) and presents three operating segments based on products and services as follows:

Banking

Mainly loans, credit facilities, deposits and current accounts.

Insurance

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years ended December 31, 2019 and 2018.

The following table presents the Group’s financial information by business segments for the years ended December 31, 2019 and 2018:

	2019					2018
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	5,335,387	1,204,206	390,720	(138,514)	6,791,799	4,628,369	1,002,607	351,518	(49,500)	5,932,994
Inter-segment	(80,697)	—	(2,093)	82,790	—	(57,276)	—	12,226	45,050	—
Total income	5,254,690	1,204,206	388,627	(55,724)	6,791,799	4,571,093	1,002,607	363,744	(4,450)	5,932,994
Extracts of results
Interest and similar income	4,073,998	612,549	167,974	(7,305)	4,847,216	3,559,112	610,990	154,090	(2,910)	4,321,282
Interest and similar expenses	(1,290,055)	(56,419)	(61,465)	42	(1,407,897)	(1,067,710)	(54,343)	(44,096)	(4,437)	(1,170,586)
Net interest and similar income	2,783,943	556,130	106,509	(7,263)	3,439,319	2,491,402	556,647	109,994	(7,347)	3,150,696
Impairment loss on loans, net of recoveries	(750,787)	—	(24)	—	(750,811)	(660,858)	—	786	—	(660,072)
(Loss) recovery to impairment on financial investments	43	(6,170)	(663)	—	(6,790)	(63)	11,349	1,791	—	13,077
Net interest and similar income after impairment loss	2,033,199	549,960	105,822	(7,263)	2,681,718	1,830,481	567,996	112,571	(7,347)	2,503,701
Fee income from financial services, net	827,064	(3,980)	164,312	(61,511)	925,885	759,518	(4,593)	164,184	(44,683)	874,426
Net gain on sale of financial investments	39,328	39,234	42,127	—	120,689	16,364	(30,684)	28,560	—	14,240
Other income (**)	394,997	129,784	16,307	(69,698)	471,390	293,375	98,328	4,684	(1,907)	394,480
Total net premiums earned minus claims and benefits	—	(295,686)	—	(11)	(295,697)	—	(407,466)	—	—	(407,466)
Depreciation and amortization	(227,070)	(22,396)	(18,321)	5,772	(262,015)	(138,543)	(16,982)	(9,147)	(26)	(164,698)
Other expenses	(1,384,432)	(276,350)	(104,996)	49,479	(1,716,299)	(1,364,155)	(256,670)	(97,377)	45,419	(1,672,783)
Income before translation result and Income Tax	1,683,086	120,566	205,251	(83,232)	1,925,671	1,397,040	(50,071)	203,475	(8,544)	1,541,900
Translation result	(5,592)	9,826	1,423	12,113	17,770	(10,208)	(11,405)	(227)	(13,151)	(34,991)
Income Tax	(448,956)	—	(6,420)	(37,950)	(493,326)	(375,911)	—	(5,725)	(33,879)	(415,515)
Net profit for the year	1,228,538	130,392	200,254	(109,069)	1,450,115	1,010,921	(61,476)	197,523	(55,574)	1,091,394
Attributable to:
IFS’s shareholders	1,228,538	130,392	200,254	(117,926)	1,441,258	1,010,921	(61,476)	197,523	(62,688)	1,084,280
Non-controlling interest	—	—	—	8,857	8,857	—	—	—	7,114	7,114
	1,228,538	130,392	200,254	(109,069)	1,450,115	1,010,921	(61,476)	197,523	(55,574)	1,091,394

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)

For Banking Segment “Other income” for the year ended December 31, 2019, includes approximately S/52,580,000, before taxes, as gain on the sale of Interfondos to Inteligo Perú Holding S.A.C., which is eliminated upon consolidation, see Note 2(d). The net profit (after taxes) amounted to approximately S/32,422,000.

	2019
	Banking	Insurance	Wealth management	Holding and eliminations	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	195,177	69,643	6,908	—	271,728
Total assets	52,975,771	13,917,641	4,098,057	528,035	71,519,504
Total liabilities	46,632,882	12,943,718	3,244,210	(204,754)	62,616,056

	2018
	Banking	Insurance	Wealth management	Holding and eliminations	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	176,082	70,199	10,107	44	256,432
Total assets	47,440,393	12,572,396	3,808,939	(77,319)	63,744,409
Total liabilities	41,986,416	11,795,308	2,996,179	(121,970)	56,655,933

(*)	It corresponds to the purchase of property, furniture and equipment, intangible assets and investment property.

The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2019 amounts to S/6,464,198,000 in Peru and S/327,601,000 in Panama (for the year ended December 31, 2018 amounts to S/5,632,540,000 in Peru and S/319,383,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets, as of December 31, 2019 is S/67,580,433,000 in Peru and S/3,939,071,000 in Panama (S/60,033,938,000 in Peru and S/3,710,471,000 in Panama as of December 31, 2018). It should be noted that both income and assets located in Panama correspond mainly to Peruvian citizens.

21.	Financial instruments classification

The financial assets and liabilities of the interim condensed consolidated statements of financial position as of December 31, 2019 and 2018, are presented below:

	2019					2018
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	11,118,397	11,118,397	—	—	—	8,380,411	8,380,411
Inter-bank funds	—	—	—	85,006	85,006	—	—	—	495,037	495,037
Financial investments	1,551,537	14,189,275	1,125,721	2,206,986	19,073,519	1,571,468	13,328,593	845,317	1,884,067	17,629,445
Loans, net	—	—	—	37,136,853	37,136,853	—	—	—	32,960,917	32,960,917
Due from customers on acceptances	—	—	—	139,685	139,685	—	—	—	132,961	132,961
Accounts receivable and other assets, net	220,776	—	—	630,430	851,206	185,376	—	—	1,106,659	1,292,035
	1,772,313	14,189,275	1,125,721	51,317,357	68,404,666	1,756,844	13,328,593	845,317	44,960,052	60,890,806
Financial liabilities
Deposits and obligations	—	—	—	38,093,224	38,093,224	—	—	—	33,681,950	33,681,950
Inter-bank funds	—	—	—	169,138	169,138	—	—	—	—	—
Due to banks and correspondents	—	—	—	3,979,637	3,979,637	—	—	—	4,293,361	4,293,361
Bonds, notes and other obligations	—	—	—	6,891,091	6,891,091	—	—	—	6,496,778	6,496,778
Due from customers on acceptances	—	—	—	139,685	139,685	—	—	—	132,961	132,961
Insurance contract liabilities	—	—	—	11,338,810	11,338,810	—	—	—	10,300,468	10,300,468
Accounts payable, provisions and other liabilities	222,305	—	—	1,590,654	1,812,959	154,116	—	—	1,367,644	1,521,760
	222,305	—	—	62,202,239	62,424,544	154,116	—	—	56,273,162	56,427,278

22.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

In order to manage this risk, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, mitigation and coverage processes that considers the specific needs and regulatory requirements to develop its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and the Management of IFS.

A full description of the Group’s financial risk management is presented in Note 31 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 31.1(d) of the Annual Consolidated Financial Statements.

The following table shows the credit quality and maximum exposure to credit risk of direct loans based on the Group's internal credit rating as of December 31, 2019 and 2018. The amounts presented do not consider impairment.

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Total direct loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	28,314,167	271,610	—	28,585,777	25,062,456	372,197	—	25,434,653
Standard grade	4,675,010	528,372	—	5,203,382	3,853,640	849,073	—	4,702,713
Sub-standard grade	358,527	969,387	—	1,327,914	417,701	845,995	—	1,263,696
Past due but not impaired	1,474,310	770,876	—	2,245,186	1,048,378	791,096	—	1,839,474
Impaired
Individually impaired	—	—	8,444	8,444	—	—	7,349	7,349
Collectively impaired	—	—	886,441	886,441	—	—	807,323	807,323
Total direct loans	34,822,014	2,540,245	894,885	38,257,144	30,382,175	2,858,361	814,672	34,055,208

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	12,786,786	53,449	—	12,840,235	12,088,746	106,480	—	12,195,226
Standard grade	2,605,473	127,347	—	2,732,820	2,305,607	125,090	—	2,430,697
Sub-standard grade	132,707	401,991	—	534,698	226,849	124,051	—	350,900
Past due but not impaired	1,069,813	102,267	—	1,172,080	714,034	134,730	—	848,764
Impaired
Individually impaired	—	—	8,444	8,444	—	—	7,349	7,349
Collectively impaired	—	—	190,729	190,729	—	—	199,132	199,132
Total commercial loans	16,594,779	685,054	199,173	17,479,006	15,335,236	490,351	206,481	16,032,068

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,319,421	176,764	—	9,496,185	7,481,529	223,261	—	7,704,790
Standard grade	1,443,966	311,673	—	1,755,639	980,918	643,553	—	1,624,471
Sub-standard grade	196,126	362,228	—	558,354	163,050	534,181	—	697,231
Past due but not impaired	167,295	443,693	—	610,988	97,943	442,380	—	540,323
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	400,401	400,401	—	—	324,463	324,463
Total consumer loans	11,126,808	1,294,358	400,401	12,821,567	8,723,440	1,843,375	324,463	10,891,278

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	5,676,737	21,775	—	5,698,512	5,003,914	22,297	—	5,026,211
Standard grade	550,656	65,662	—	616,318	478,576	56,958	—	535,534
Sub-standard grade	25,855	190,605	—	216,460	22,575	170,556	—	193,131
Past due but not impaired	225,687	201,506	—	427,193	224,588	188,839	—	413,427
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	247,962	247,962	—	—	239,176	239,176
Total mortgage loans	6,478,935	479,548	247,962	7,206,445	5,729,653	438,650	239,176	6,407,479

	2019				2018
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	531,223	19,622	—	550,845	488,267	20,159	—	508,426
Standard grade	74,915	23,690	—	98,605	88,539	23,472	—	112,011
Sub-standard grade	3,839	14,563	—	18,402	5,227	17,207	—	22,434
Past due but not impaired	11,515	23,410	—	34,925	11,813	25,147	—	36,960
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	47,349	47,349	—	—	44,552	44,552
Total small and micro-business loans	621,492	81,285	47,349	750,126	593,846	85,985	44,552	724,383

The following table shows the credit quality and maximum exposure to credit risk of indirect (contingent) loans based on the Group's internal credit rating as of December 31, 2019 and 2018. The amounts presented do not consider impairment.

	2019				2018
Contingent Credits	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,733,040	62,860	—	3,795,900	3,256,280	223,735	—	3,480,015
Standard grade	108,515	118,463	—	226,978	211,784	110,420	—	322,204
Sub-standard grade	7,597	41,095	—	48,692	33,472	192,699	—	226,171
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually impaired	—	—	22,607	22,607	—	—	35,738	35,738
Collectively impaired	—	—	7,800	7,800	—	—	7,332	7,332
Total indirect loans	3,849,152	222,418	30,407	4,101,977	3,501,536	526,854	43,070	4,071,460

(b)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that: (i) are offset in the interim condensed consolidated statements of financial position of the Group or; (ii) are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim condensed consolidated statements of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are offset in the interim condensed consolidated statements of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the interim condensed consolidated statements of financial position because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees collaterals in the form of cash with respect to transactions with derivatives; see Note 3.

Financial assets and liabilities subject to offsetting, enforceable master netting arrangement and similar agreement as of December 31, 2019 and 2018 are as follows:

				Related amounts not offset in the interim condensed consolidated statements of financial position
	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments and offset in the interim condensed consolidated statements of financial position	Net amounts of financial instruments presented in the interim condensed consolidated statements of financial position	Financial instruments (including non-cash collateral)	Cash collateral received (pledged), Note 3(b)	Net amount
Assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2019
Derivatives, Note 7(b)	220,776	—	220,776	(134,103)	—	86,673
Total assets	220,776	—	220,776	(134,103)	—	86,673
2018
Derivatives, Note 7(b)	185,376	—	185,376	(41)	—	185,335
Total assets	185,376	—	185,376	(41)	—	185,335
Liabilities
2019
Derivatives, Note 7(b)	222,305	—	222,305	(134,103)	(57,816)	30,386
Total liabilities	222,305	—	222,305	(134,103)	(57,816)	30,386
2018
Derivatives, Note 7(b)	154,116	—	154,116	(41)	(92,456)	61,619
Total liabilities	154,116	—	154,116	(41)	(92,456)	61,619

(c)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing on its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of the free market.

As of December 31, 2019, the weighted average exchange rate of the free market published by the SBS for transactions in US Dollars was S/3.311 per US$1 ask and S/3.317 per US$1 bid (S/3.369 and S/3.379 as of December 31, 2018, respectively). As of December 31, 2019, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.314 per US$1 (S/3.373 as of December 31, 2018).

The table below presents a detail of the Group’s position:

	2019				2018
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,384,774	1,302,543	431,080	11,118,397	6,802,749	1,224,791	352,871	8,380,411
Inter-bank funds	—	85,006	—	85,006	—	495,037	—	495,037
Financial investments	6,764,607	12,296,313	12,599	19,073,519	7,670,084	9,941,459	17,902	17,629,445
Loans, net	10,919,233	26,217,620	—	37,136,853	10,048,173	22,912,744	—	32,960,917
Due from customers on acceptances	128,397	—	11,288	139,685	112,653	—	20,308	132,961
Accounts receivable and other assets, net	245,402	604,456	1,348	851,206	154,643	1,102,800	34,592	1,292,035
	27,442,413	40,505,938	456,315	68,404,666	24,788,302	35,676,831	425,673	60,890,806
Liabilities
Deposits and obligations	13,840,447	23,888,049	364,728	38,093,224	13,584,983	19,807,644	289,323	33,681,950
Inter-bank funds	149,137	20,001	—	169,138	—	—	—	—
Due to banks and correspondents	830,122	3,149,515	—	3,979,637	1,046,545	3,246,816	—	4,293,361
Bonds, notes and other obligations	5,857,206	1,033,885	—	6,891,091	6,110,077	386,701	—	6,496,778
Due from customers on acceptances	128,397	—	11,288	139,685	112,653	—	20,308	132,961
Insurance contract liabilities	4,234,217	7,104,593	—	11,338,810	4,072,811	6,227,657	—	10,300,468
Accounts payable, provisions and other liabilities, net	412,874	1,399,753	332	1,812,959	215,093	1,297,074	9,593	1,521,760
	25,452,400	36,595,796	376,348	62,424,544	25,142,162	30,965,892	319,224	56,427,278
Forwards position, net	(2,718,082)	2,776,866	(58,784)	—	(629,147)	685,813	(56,666)	—
Currency swaps position, net	138,676	(138,676)	—	—	(59,991)	59,991	—	—
Cross currency swaps position, net	1,763,518	(1,763,518)	—	—	1,724,081	(1,724,081)	—	—
Options position, net	(37)	37	—	—	81	(81)	—	—
Monetary position, net	1,174,088	4,784,851	21,183	5,980,122	681,164	3,732,581	49,783	4,463,528

As of December 31, 2019, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$683,214,000, equivalent to S/2,264,171,000 (US$696,510,000, equivalent to S/2,349,328,000 as of December 31, 2018).

23.	Fair value
(a)	Financial instruments measured at fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value including the level of hierarchy of fair value. The amounts are based on the balances presented in the interim condensed consolidated statements of financial position:

	2019				2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	755,395	308,790	487,352	1,551,537	811,238	352,273	407,957	1,571,468
Debt instruments measured at fair value through other comprehensive income	10,324,348	3,686,482	—	14,010,830	9,822,970	3,320,556	—	13,143,526
Equity instruments measured at fair value through other comprehensive income	1,124,079	1,642	—	1,125,721	843,646	1,671	—	845,317
Derivatives receivable	—	220,776	—	220,776	—	185,376	—	185,376
	12,203,822	4,217,690	487,352	16,908,864	11,477,854	3,859,876	407,957	15,745,687
Accrued interest				178,445				185,067
Total financial assets				17,087,309				15,930,754
Financial liabilities
Accounts payable by derivatives	—	222,305	—	222,305	—	154,116	—	154,116

(*)	As of December 31, 2019 and 2018, correspond mainly to mutual funds and investments funds participations.

Financial assets included in Level 1 are those measured on the basis of information that is available in the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. Fair value is estimated using a discounted cash flow (DCF) model.  The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility. The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation	Sensitivity of inputs to fair value
Royalty Pharma	DCF Method	Sales forecast	Average sector analysis, estimates	10 percent increase (decrease) in the sales forecast would result in increase (decrease) in fair value by S/10,307,000.
500 basis points increase in the WACC would result in decrease in fair value by S/16,587,000.
		WACC	8.00%	500 basis points decrease in the WACC would result in increase in fair value by S/23,171,000.
Mutual funds and investment funds participations	DCF Method	Discount rate	Depends on the credit risk	500 basis points increase in the discount rate would result in decrease in fair value by S/3,162,000.
500 basis points decrease in the discount rate would result in increase in fair value by S/4,103,000.
		WACC	9.00%	500 basis points increase in the discount rate would result in decrease in fair value by S/686,000.
500 basis points decrease in the discount rate would result in increase in fair value by S/812,000.
	Comparable multiples	Price-to-sales ratio	Depends on industry’s entity	10 percent increase (decrease) in the price-to-sales ratio would result in increase (decrease) in fair value by S/3,609,000.
	Equity value		Depends on the credit risk	500 basis points increase (decrease) in the discount rate would result in increase (decrease) in fair value by S/3,000.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group into Level 3 of the valuation hierarchy:

	2019	2018
	S/(000)	S/(000)
Balance as of January 1	407,957	261,737
Purchases	232,040	151,231
Sales	(150,575)	(61,328)
Total gain recognized in the interim condensed consolidated statements of income	7,872	56,317
Transfers from Level 3	(9,942)	—
Balance as of December 31	487,352	407,957

During the years 2019 and 2018, there were no transfers of financial instruments between Level 1 and Level 2.

(b)	Financial instruments not measured at fair value

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	2019					2018
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	11,118,397	—	11,118,397	11,118,397	—	8,380,411	—	8,380,411	8,380,411
Inter-bank funds	—	85,006	—	85,006	85,006	—	495,037	—	495,037	495,037
Investments at amortized cost	929,333	1,398,970	—	2,328,303	2,206,986	700,177	1,156,148	—	1,856,325	1,884,067
Loans, net	—	38,115,562	—	38,115,562	37,136,853	—	33,276,930	—	33,276,930	32,960,917
Due from customers on acceptances	—	139,685	—	139,685	139,685	—	132,961	—	132,961	132,961
Accounts receivables and other assets, net	—	630,430	—	630,430	630,430	—	1,106,659	—	1,106,659	1,106,659
Total	929,333	51,488,050	—	52,417,383	51,317,357	700,177	44,548,146	—	45,248,323	44,960,052
Liabilities
Deposits and obligations	—	38,099,641	—	38,099,641	38,093,224	—	33,699,626	—	33,699,626	33,681,950
Inter-bank funds	—	169,138	—	169,138	169,138	—	—	—	—	—
Due to banks and correspondents	—	3,982,373	—	3,982,373	3,979,637	—	4,291,346	—	4,291,346	4,293,361
Bonds, notes and other obligations	5,073,917	2,045,430	—	7,119,347	6,891,091	5,574,473	895,427	—	6,469,900	6,496,778
Due from customers on acceptances	—	139,685	—	139,685	139,685	—	132,961	—	132,961	132,961
Insurance contract liabilities	—	11,338,810	—	11,338,810	11,338,810	—	10,300,468	—	10,300,468	10,300,468
Accounts payable and other liabilities	—	1,590,654	—	1,590,654	1,590,654	—	1,367,644	—	1,367,644	1,367,644
Total	5,073,917	57,365,731	—	62,439,648	62,202,239	5,574,473	50,687,472	—	56,261,945	56,273,162

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instruments and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2019 and 2018, the book value of loans, net of allowance, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair values approximates their book value - For financial assets and financial liabilities that are liquid or have short-term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed rate financial instruments - The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

24.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the interim condensed consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its administration.

As of December 31, 2019 and 2018, the value of the managed off-balance sheet financial assets is as follows:

	2019	2018
	S/(000)	S/(000)
Investment funds	13,243,888	12,924,575
Mutual funds	5,049,034	4,668,076
Total	18,292,922	17,592,651